Exhibit 99.1

BENITEC BIOPHARMA LIMITED ABN 64 068 943 662 Appendix 4E – Preliminary Final Report year ended June 30, 2018 This information should be read in conjunction with Benitec’s Annual Report which is enclosed. Reporting period: For the year ended June 30, 2018 Previous period: For the year ended June 30, 2017 Results for Announcement to the Market Change %Change $A'000 Revenue from ordinary activities up 5.97% 621 (Loss) from ordinary activities after tax attributable to members up 104.57% (11,640) Net (loss) for the period attributable to members up 104.57% (11,640) Dividends No dividends were declared or paid during the period. Commentary on results for the period Benitec's comprehensive loss for the twelve months to June 30, 2018 was $11.640m compared to a loss of $5.690m the previous corresponding period. The increased loss of $5.950m is due to a reduction in the R&D grant income for FY18 of $6.508m offset by a decrease in R&D spend of $35k and other costs of $523k. We expect a refund of R&D grant of $3.999m relating to the 2018 financial year, which should be received in the second quarter of the 2019 financial year. Benitec's current assets at June 30, 2018 were $20.895m (June 30, 2017: $22.162m), with current liabilities of $2.547m (June 30, 2017: $1.125m). Further information on the review of operations, financial position and future strategies is detailed in the ‘Review of operations' section which immediately precedes the Directors' report within the Annual Report. Net tangible asset backing per share June 2018 June 2017 Net tangible asset backing per ordinary share 7.29 cents 10.48 cents Audit qualification or review The financial statements have been audited and an unqualified opinion has been issued.

Annual Report 2018

Silencing genes for life® General Information The financial statements cover Benitec Biopharma Limited as a Group consisting of Benitec Biopharma Limited and the entities it controlled at the end of, or during, the year. The financial statements are presented in Australian dollars, which is Benitec Biopharma Limited’s functional and presentation currency. Benitec Biopharma Limited is a listed public Company limited by shares, incorporated and domiciled in Australia. Benitec Biopharma Limited shares are listed on the Australian Securities Exchange in Australia (ASX: BLT). It is also listed on the NASDAQ Global Select Market in United States (NASDAQ: BNTC; NASDAQ: BNTCW). Its registered office and principal place of business is: Suite 1201, 99 Mount Street, North Sydney NSW 2060 A description of the nature of the Group’s operations and its principal activities are included in the Directors’ report, which is not part of the financial statements. The financial statements were authorised for issue, in accordance with a resolution of directors, on August 29, 2018. The directors have the power to amend and reissue the financial statements. The information in this report should be read in conjunction with the most recent annual financial report and any public announcements made by Benitec Biopharma Limited.

Table of Contents DIRECTORS’ FINANCIAL REPORT STATEMENTS For the year ended June 30, 2018 For the year ended June 30, 2018 07 Review of Operations 48 Auditor’s Independence Declaration 12 Four Key Pipeline Programs 50 Consolidated Financial Statements 23 Licensed Programs 55 Notes to the Consolidated Financial Statements 26 Other Key Information 80 Directors’ Declaration 29 Information on Directors 82 Independent Auditor’s Report to the 34 Remuneration Report Members of Benitec Biopharma Limited 43 Shares Under Option 84 Shareholder Information 87 Corporate Directory

Executive Chairman’s and CEO Letter Dear Shareholder The past year has been one of great change for Benitec. Through the unfailing dedication of the Board and the core members of the Scientific, Clinical, and Financial teams at the Company, Benitec has successfully navigated a series of unprecedented structural, operational, and financial challenges. The fundamental strengths of our organisation have been bolstered in ways that will provide the Company with an exceedingly rare set of opportunities to soundly demonstrate the exceptional breadth of the scientific, clinical, and commercial applications of our ddRNAi platform. While many of the key corporate improvements occurred following the formal close of the fiscal year, we believe them to be profoundly transformative for our Company and worth highlighting for our current and future investors. One of the most significant areas of progress for the Company was represented by the recently executed global research partnership and license agreement for BB-301 (now designated as AXO-AAV-OPMD) with Axovant Sciences announced on July 9, 2018. This transformative partnership meaningfully enhances our opportunity to develop novel genetic medicines that facilitate broad-based, clinically meaningful patient benefit across several indications for which profound unmet medical need still exists. Additionally, this partnership significantly augments the financial, intellectual, and clinical development resources available to our team as we endeavor to build Benitec into a diversified biopharmaceutical Company. With greater financial stability and six fully-funded research opportunities, all of which possess the capacity to unambiguously de-risk the silence-and-replace platform across a series of extraordinarily high-value targets from the perspectives of both unmet medical need and global commercial opportunity, we believe that the Company is positioned for long-term success.

The fundamental strengths of our organisation have been bolstered in ways that will provide the Company with an exceedingly rare set of opportunities to soundly demonstrate the exceptional breadth of the scientific, clinical, and commercial applications of our ddRNAi platform. We also remain firmly focused on the execution of our proprietary research and development programs. The Phase 2 study for BB-401 in advanced Squamous Cell Carcinoma of the Head and Neck is ongoing, and we look forward to providing additional details over the next six months regarding our future areas of focus for our proprietary research and development efforts. I have rarely had the opportunity to work with such an exceptional team, and we will continue to build on our culture of innovation and collaborative creativity with the goal delivering cures for ailing patients and driving value for our current and future shareholders. Thank you, Jerel A. Banks, M.D., Ph.D. Executive Chairman and CEO

DIRECTORS’ REPORT For the year ended June 30, 2018 07 Review of Operations 12 Four Key Pipeline Programs 23 Licensed Programs 26 Other Key Information 29 Information on Directors 34 Remuneration Report 43 Shares Under Option

BENITEC BIOPHARMA LIMITED DIRECTORS’ REPORT FOR THE YEAR ENDED JUNE 30, 2018 6 The Company’s directors present their report on the consolidated entity (referred to hereafter as the ‘Group’) consisting of Benitec Biopharma Limited (referred to hereafter as the ‘Company’ or ‘parent entity’) and the entities it controlled at the end of, or during, the year ended June 30, 2018. Directors The following persons were directors of the Company during the whole of the period and up to the date of this report, unless otherwise noted: Dr Jerel A Banks Chairman, appointed as Chairman on October 12, 2017 and Executive Chairman on June 15, 2018 and CEO on June 26, 2018. Mr Peter Francis Resigned as Chairman on October 12, 2017 and continues as Non-Executive Director. Mr Kevin Buchi Non-Executive Director. Ms Megan Boston Appointed as Non-Executive Director on August 16, 2017 and Executive Director and Head of Operations Australia on June 15, 2018 Dr John Chiplin Resigned on October 23, 2017. Non-Executive Director. Principal Activities During the financial year the principal continuing activities of the Group consisted of development of the Group’s therapeutic pipeline and pre-clinical programs, funding, and protecting and building the IP estate. The Group has a pipeline of in-house and partnered therapeutic programs based on its patented gene-silencing technology, ddRNAi. It is developing treatments for several chronic and life-threatening human diseases, such as head and neck squamous cell carcinoma, oculopharyngeal muscular dystrophy, wet age-related macular degeneration and hepatitis B based on this technology. Dividends There were no dividends paid, recommended or declared during the current or previous financial year. Results The loss for the Group after providing for income tax amounted to $11.640m (June 30, 2017: $5.690m). The $5.950m increase in loss is explained by: • Reduction in Research and Development grant income of $6.508m: Grant income is lower in the current period due to the inclusion of an estimation of the grant income for the twelve months ended June 30, 2018 of $3.999m, whilst in the previous corresponding period we included grant income of $6.275m for the financial year 2016 and an estimation for twelve months to June 30, 2017 of $4.232m. In 2017 a new reporting system was implemented to allow a reliable estimate to be made of the grant income. As a result, an estimation of grant income for each quarter is now taken to account on a quarterly basis. Previously the grant income was only taken up on the lodgement of the previous year’s tax return, which was the time at which it was considered a reliable estimate could be made. It is noted that grant income recognised in the current period, will be received subsequent to the claim being made, on lodgement, of the June 2018 income tax return. • Reduction in Research and development costs of $0.035m: Research and development costs were reduced only slightly by $0.035m due to reduced expenditure on programs related to HBV, HCV and AMD. These costs reductions were offset by increased expenditure on OPMD and HNSCC. • Net reduction in all other costs of $0.401m: Principally due to a reduction in corporate costs of $0.180m and Consultants cost $0.193m. Cash Flows As at June 30, 2018, the Company had cash on hand of $16.085m. This was a decrease of $1.290m from June 30, 2017. This represents operating cash outflow of $14.498m offset by grant income of $4.112m, other revenue and other income of $0.592m, purchase of plant and equipment of $0.081m, a foreign exchange gain of $0.143m, net proceeds from issue of shares of $8.508m and other items of $0.066m.

BENITEC BIOPHARMA LIMITED DIRECTORS’ REPORT FOR THE YEAR ENDED JUNE 30, 2018 7 Review of Operations Benitec Biopharma is a clinical-stage biotechnology Company focused on the development of novel genetic medicines. The proprietary platform, called DNA-directed RNA interference, or ddRNAi, combines RNA interference, or RNAi, with gene therapy to create medicines that facilitate sustained silencing of disease-causing genes following a single administration.

BENITEC BIOPHARMA LIMITED DIRECTORS’ REPORT FOR THE YEAR ENDED JUNE 30, 2018 8 The ddRNAi-based genetic medicines under development by Benitec represent a pipeline of proprietary and partnered product candidates that can, potentially, be used to meaningfully improve upon the existing standards of care for chronic and life-threatening human diseases. The primary research and development efforts of the Company have been directed towards disorders that include head and neck squamous cell carcinoma, or HNSCC, oculopharyngeal muscular dystrophy, or OPMD, wet age-related macular degeneration, or AMD, hepatitis B, and, recently, C9orf72 gene-related amyotrophic lateral sclerosis (ALS) and frontotemporal dementia (FTD). Through the combination of the targeted gene silencing effect of RNAi together with the durable gene expression associated with the use of modified viral vectors, ddRNAi has the potential to produce durable silencing of disease-causing genes following a single administration of the proprietary genetic medicine. This novel attribute of the investigational agents emerging from the platform could facilitate the achievement of robust clinical activity while greatly reducing the dosing frequencies traditionally expected for medicines employed for the management of chronic diseases. Additionally, the establishment of chronic gene silencing via ddRNAi-based genetic medicines could significantly reduce the risk of patient non-compliance during the course of medical management of potentially fatal disorders.

Benitec endeavours to become the leader in discovering, developing, and commercialising ddRNAi-based therapeutics for a range of human diseases with high unmet clinical need.

BENITEC BIOPHARMA LIMITED DIRECTORS’ REPORT FOR THE YEAR ENDED JUNE 30, 2018 11 The following strategy has been put in place to drive the Company towards these goals: Selectively develop proprietary and partnered pipeline programs Benitec will continue to enroll patients onto the BB-401 Phase 2 clinical study. BB-401, the EGFR-targeted antisense RNA product, is undergoing clinical evaluation in a Phase 2 study for the treatment of patients with advanced HNSCC. BB-401 is a plasmid-derived antisense agent and, as such, is fundamentally aligned with the internal research and development expertise of the Benitec team which has historically focused on the discovery and development of gene therapy and gene silencing agents. BB-401 functions via post transcriptional gene silencing and could, potentially, provide compelling proof-of-concept data to support the development of a ddRNAi-based second generation therapeutic to treat patients with HNSCC and other advanced solid tumors. Identify new clinical indications for which our proprietary ddRNAi-based genetic medicines have a high probability of biological, clinical, and commercial success Following the recent restructuring of the management team, and the execution of the transformative research, development, and commercial partnership with Axovant Sciences, the senior leadership team of Benitec will work to redefine the core proprietary programs on which our efforts will focus. Benitec will provide additional details on the strategic direction of the research and development efforts of the Company over the next six months. Benitec will work in concert with Axovant Sciences to complete the preclinical development work and the core development work underlying the achievement of FDA-compliant chemistry, manufacturing, and controls-related processes and Good Manufacturing Practices for AXO-AAV-OPMD (formerly designated as BB-301). Preclinical research efforts supporting the development of proprietary ddRNAi-based therapeutics targeted towards the treatment of HBV and AMD have continued, and research and development activities geared towards the development of ddRNAi-based therapeutics for the five programs partnered with Axovant Sciences, C9orf72 gene-related ALS and FTD, are slated to begin over the coming months. Continue to explore and secure research and development partnerships with global biopharmaceutical companies supported by the differentiated nature of our scientific platform and intellectual property portfolio The recently announced partnership with Axovant Sciences provides Benitec with an extraordinarily rare opportunity to unambiguously demonstrate the exceptional breadth of the scientific, clinical, and commercial applications of the ddRNAi platform. This transformative partnership significantly enhances the financial, intellectual, and clinical development resources available to the Company as we work to build Benitec into a diversified biopharmaceutical Company. The senior leadership team will continue to explore partnership opportunities with global pharmaceutical companies, as we expect the unique attributes of the proprietary ddRNAi approach and the breadth of potential clinical applications to support the formation of collaborations over a broad range of disorders with significant unmet medical need.

BENITEC BIOPHARMA LIMITED DIRECTORS’ REPORT FOR THE YEAR ENDED JUNE 30, 2018 12 Four Key Pipeline Programs As of June 30, 2018, the Company had four key pipeline programs in development: 01. Head and neck squamous cell carcinoma (HNSCC) 02. Wet age-related macular degeneration (AMD) 03. Hepatitis B (HBV*) 04. Oculopharyngeal Muscular Dystrophy (OPMD) * Continued development dependant on partnership or funding

BENITEC BIOPHARMA LIMITED
DIRECTORS' REPORT FOR THE YEAR ENDED JUNE 30, 2018
13

Development status

01. Head and neck squamous cell carcinoma (HNSCC) *Oncology*


In-house programs
Discovery
Preclinical
IND-Enabling
Early stage clinical (IND - Ph 2)
Late stage clinical (Ph 2 - Ph 3)
HNSCC (BB-401)
Plasmid Intratumoral
Global Commercial Rights
HNSCC (BB-501)
ddRNAi Intratumoral
Global Commercial Rights

02. Wet age-related macular degeneration (AMD) *Retinal disease*


In-house program
Discovery
Preclinical
IND-Enabling
Early stage clinical (IND - Ph 2)
Late stage clinical (Ph 2 - Ph 3)
AMD (BB-201)
Novel AAV Intravitreal
Global Commercial Rights

03. Hepatitis B (HBV*) *Infectious disease*


In-house program
Discovery
Preclinical
IND-Enabling
Early stage clinical (IND - Ph 2)
Late stage clinical (Ph 2 - Ph 3)
HBV (BB-103)
AAV Intravenous
Global Commercial Rights

** Continued development dependant on partnership or funding*

04. Oculopharyngeal muscular dystrophy (OPMD) *Orphan disease*


Partnered program
Discovery
Preclinical
IND-Enabling
Early stage clinical (IND - Ph 2)
Late stage clinical (Ph 2 - Ph 3)
OPMD (BB-301)
AAV Intramuscular
Partnered

BENITEC BIOPHARMA LIMITED DIRECTORS’ REPORT FOR THE YEAR ENDED JUNE 30, 2018 14 01 Head and neck squamous cell carcinoma (HNSCC) BB-401 is a DNA plasmid that expresses an antisense RNA molecule targeting the EGFR mRNA, thus, preventing its translation into its cognate protein via post-transcriptional gene silencing. Benitec acquired the rights to BB-401 from Nant Capital in 2016, and BB-401 is currently undergoing clinical evaluation in a Phase 2 study in patients with advanced HNSCC. EGFR is the cell-surface receptor for members of the epidermal growth factor family, or EGF family, of extracellular protein ligands. EGFR is a well-validated oncology target and has been shown to be a key driver of the growth of HNSCC lesions with more than 80% of HNSCC lesions exhibiting significantly elevated levels of EGFR versus concentrations found in non-malignant tissues.

BENITEC BIOPHARMA LIMITED
DIRECTORS' REPORT FOR THE YEAR ENDED JUNE 30, 2018
15

Statistics

Head and neck cancers often begin in the moist mucosal surfaces inside the head and neck, such as inside the mouth and the throat. The global incidence of HNSCC is expected to increase from approximately 119,000 cases in 2016 to over 136,000 cases in 2026.


119,000
cases in 2016
136,000
cases in 2026

Squamous cell carcinoma of the head and neck accounts for more than **90% of all head and neck cancers**

More than 50% of HNSCC patients present with Stage III or higher disease (locally advanced or metastatic), which has higher potential for progression and recurrence.

For patients with recurrent of metastatic HNSCC the **median overall survival is 7.8 months** and the **five-year survival rate is 3.6%.**

Total drug sales

Total drug sales in the HNSCC markets in the seven major markets (United States, France, Germany, Italy, Spain, United Kingdom and Japan) are expected to increase from $579.4 million in 2016 to just over $4.1 billion in 2026.

CAGR (Compound Annual Growth Rate)

21.6%


5b
4b
3b
2b
1b
0
2016
2026
$4.1 billion
in 2026
$579.4 million
in 2016

Reference: GlobalData Report (March 2018): Head and Neck Squamous Cell Carcinoma – Opportunity Analysis and Forecast to 2026.

BENITEC BIOPHARMA LIMITED DIRECTORS’ REPORT FOR THE YEAR ENDED JUNE 30, 2018 16 Phase 1 study BB-401 drives the expression of a 39-base pair oligonucleotide that is an antisense molecule to EGFR mRNA, and this investigational agent is currently being developed for the treatment of recurrent or metastatic HNSCC in patients who have failed all available standard therapies. Treatment comprises antisense DNA molecules that correspond to a 39-base pair sequence of DNA derived from human EGFR contained within a plasmid construct. BB-401 plasmids containing the EGFR-targeted antisense DNA will be injected into malignant tumors of patients with advanced HNSCC. BB-401 will be administered weekly as a direct intratumoral injection. First Phase 1 study The first Phase 1 study involved 20 patients with lesions that were unresponsive to standard anti-cancer therapies. In this study, BB-401 (referred to as EGFR-AS) was administered to target malignant lesions once per week for four weeks. Seventeen patients completed the planned, four-week, course of dosing and were evaluable for response to therapy. Key observations of this study included: • Disease responses described below as defined by reductions in the sizes of the injected malignant lesions. a. Five of the patients experienced an Objective Response which provides for an Objective Response Rate of 29.4%. Two patients experienced a 100% reduction in the size of the injected lesions by Response Evaluation Criteria in Solid Tumors, or RECIST, leading to a Complete Response Rate of 11.8%, and three patients experienced Partial Responses which is defined by a reduction in the size of the injected lesion of 30% or greater by RECIST, and these data supported a Partial Response Rate of 17.6%. b. Additionally, two patients had reductions in the sizes of the injected lesions of between 19%-to-29% of the original size, defined as a Stable Disease Rate of 11.8%. c. These data demonstrated that seven patients, or 41.2% of the evaluable clinical trial participants, achieved a definable Clinical Benefit. • The mean duration of anti-tumor response was 6.5 months. • No grade 3 or grade 4 dose-limiting toxicities were noted in the Phase I study. Second Phase 1 study A second Phase 1 study of 6 patients evaluated the potential for BB-401 to improve the efficacy of an existing multi-agent anti-cancer treatment regimen comprised of cetuximab along with intensity-modulated radiotherapy, which has been approved for treatment of locally or regionally advanced HNSCC. The combination of cetuximab with radiation therapy has a demonstrated Objective Response Rate of 74%. In five of six patients treated with BB-401 in combination with radiation therapy and cetuximab the Objective Response rate was 83%.

Key milestones achieved and next steps Investigation of single agent activity The Company is investigating the single agent activity of BB-401 in a Phase 2 clinical study which is designed as an open label study to explore the safety, tolerability and efficacy of BB-401 following intratumoral injections. The Phase 2 study patients are refractory to all standard therapies such as surgery, chemotherapy and immunotherapy. The study is being conducted at 5-to-8 sites in Australia and Russia. As of June 30, 2018, regulatory and ethics committee approval have been received in Australia and screening has started at the first clinical site. Regulatory approval was received in May from the Ministry of Health, and the first two study sites in Russia now have ethics committee approval. Discovery stage program In parallel to returning BB-401 to the clinic, the Company has initiated a discovery stage program using its proprietary ddRNAi platform, to develop follow-on anti-EGFR strategies. The clinical data obtained from the BB-401 program will be used to inform the development pathway of BB-501, a ddRNAi therapeutic designed to silence the expression of EGFR. It is thought that the efficiency of target knockdown will be significantly greater with RNA interference as opposed to the post transcriptional gene silencing mechanism of BB-401. Selection and optimization of shRNAs As of June 30, 2018, selection and optimization of shRNAs was completed and in vivo testing in mouse xenograft models continues. Explore other potential clinical indications As EGFR is a key oncoprotein in many epithelial malignancies, Benitec intends to explore other potential clinical indications, including rare cancers.

BENITEC BIOPHARMA LIMITED DIRECTORS’ REPORT FOR THE YEAR ENDED JUNE 30, 2018 18 02 Age-related macular degeneration (AMD) The Company is exploring the development of a ddRNAi-based therapy for the treatment of wet AMD, which is designated BB-201. The delivery vector for BB-201 is comprised of a novel AAV capsid that has been developed in collaboration with 4DMT and is designed to deliver ddRNAi constructs to the retina using a direct intravitreal injection. The aim of this program is to develop a therapeutic that provides long-term treatment of AMD from a single intravitreal injection. We believe this could replace the need for regular intravitreal injections of protein based therapeutics into the eye, which is the current standard of care.

AMD is a chronic condition that leads to the deterioration of the macula. The macula is a small area in the retina that is responsible for central vision. AMD is the leading cause of blindness and visual impairment in older adults, often involving blood vessel overgrowth and damage to the retina resulting in the loss of vision in the central visual field. The vascular endothelial growth factor, or VEGF-a, is responsible for stimulating the new blood vessel growth. The disease occurs in two forms, wet and dry. Dry AMD is the most common type of macular degeneration and affects 85% to 90% of the people with AMD. Dry AMD often develops into wet AMD. Although the wet form of the disease affects only 10% to 15% of those who have AMD, wet AMD accounts for 90% of the severe vision loss caused by macular degeneration. Wet AMD is the more advanced type of AMD. According to a study published in JAMA Ophthalmology, AMD is the leading cause of irreversible vision loss in the United States, affecting an estimated 1.75 million people. It is estimated that 196 million people will be affected by AMD worldwide by 2020 according to a study published in The Lancet Global Health. Key milestones achieved and next steps Completion of the molecular analyses The Company completed the molecular analyses of the retinal tissues from an in vivo proof of concept study in a non-human primate. These data indicated that additional optimization work on the BB-201 AMD program was required to progress the program forward. The Company continues to review these plans internally.

BENITEC BIOPHARMA LIMITED DIRECTORS’ REPORT FOR THE YEAR ENDED JUNE 30, 2018 20 03 Hepatitis B (HBV) The Company is developing BB-103 for the treatment of HBV. Results of in vivo and in vitro studies, from December 2016, March 2016 and December 2015, demonstrated the potential utility of an approach that combines RNAi with gene therapy to treat HBV. In April 2017, the Company completed a pre-IND submission with the FDA in which the feedback provided by the agency included details regarding steps required to initiate a clinical trial for BB-103. The Company is seeking partnerships to support the progression of BB-103 into the clinic.

BENITEC BIOPHARMA LIMITED DIRECTORS’ REPORT FOR THE YEAR ENDED JUNE 30, 2018 21 04 Oculopharyngeal muscular dystrophy (OPMD) OPMD is an insidious, autosomal-dominant, late-onset degenerative muscle disorder that typically presents in patients at 40-to-50 years of age. The disease is characterized by progressive swallowing difficulties (dysphagia) and eyelid drooping (ptosis). OPMD is caused by a specific mutation in the poly(A)-binding protein nuclear 1, or PABPN1, gene. OPMD is a rare disease and has been reported in at least 33 countries. Patients suffering with OPMD are well identified and are geographically clustered, which we believe should simplify clinical development and global commercialisation efforts. BB-301 is a monotherapy delivered using an innovative AAV single vector system with the capability to both ‘silence and replace’ disease causing genes. In addition to using RNA interference to ‘silence’ the mutant PABPN1 gene expression that causes the OPMD, BB-301 simultaneously introduces a normal copy of the same gene thus providing the potential to restore normal function to the treated tissues and in the process, improve treatment outcomes. This single gene therapy product, versus an equivalent system with two or more vectors, vastly simplifies the manufacturing and regulatory processes and reduces the complexity of the clinical strategy for BB-301.

Key milestones achieved and next steps Licensed exclusive global rights for BB-301 (now named AXO-AAV-OPMD) On 9 July 2018 Benitec announced that it had licensed to Axovant Sciences the exclusive global rights for BB-301 (now named AXO-AAV-OPMD) intended for the treatment of OPMD, and has also entered into a fully funded research collaboration for the development of five additional gene therapy products in neurological disorders. Upfront cash payments Under the terms of the agreement, Benitec received an upfront cash payment of US$10m (AUD$13.5m) and will receive additional cash payments totaling US$17.5m (AUD$23.6m) upon completion of four specific near-term manufacturing, regulatory and clinical milestones. Granted worldwide rights to AXO-AAV-OPMD Axovant has been granted worldwide rights to AXO-AAV-OPMD and will assume all future development costs. The total potential value of all of the development, regulatory and commercial milestones achievable by Benitec, of which there are eight milestones including the four near-term milestones, is US$187.5m (AUD$253.3m). Benitec, working in partnership with Axovant over the next few years, hopes to achieve all eight milestones and thus realize the maximum amount of US$187.5m (AUD$253.3m). There can be no assurance as to the total amount of payments that the Company will actually receive or when they will be received. Retain 30% profits Importantly, upon commercialisation, Benitec will retain 30% of the net profits on worldwide sales of AXO-AAV-OPMD.

BENITEC BIOPHARMA LIMITED DIRECTORS’ REPORT FOR THE YEAR ENDED JUNE 30, 2018 23 Licensed Programs In addition to its in-house development programs, the Company has licensed its ddRNAi technology to companies who are developing therapeutic programs in other disease areas: • HIV / AIDS • Cancer Immunotherapy • Intractable Neuropathic Pain

BENITEC BIOPHARMA LIMITED DIRECTORS’ REPORT FOR THE YEAR ENDED JUNE 30, 2018 24 HIV/AIDS Cancer Immunotherapy In March 2012, Benitec granted a non-exclusive, royalty-bearing, worldwide license to a U.S. based biotechnology Company, Calimmune, Inc. Under the agreement, Calimmune could develop, use and commercialise ddRNAi to silence up to three targets for the treatment or prevention of HIV/AIDS. Calimmune’s approach was developed with core technology from the laboratory of Dr. David Baltimore, a Nobel Laureate in the area of HIV/AIDS, and involves silencing the gene that codes for a receptor protein known as CCR5. Calimmune’s HIV/AIDS treatment is known as CAL-1. In August 2017, the CSL Behring subsidiary of CSL Ltd. announced that it will acquire Calimmune Inc. gaining two ex vivo autologous gene therapy candidates and two stem cell therapy technologies. As part of this deal, CSL Behring also acquired CAL-1, the autologous T cell and blood stem cell therapy in Phase I/II testing to treat HIV infection. The announcement indicated that CSL Behring is evaluating options for developing this candidate, including licensing or partnering as the Company is “unlikely” to develop the candidate on its own. In August 2013, an exclusive, royalty-bearing, worldwide license was granted to a U.S.-based biotechnology Company, Regen Biopharma Inc. to use ddRNAi for silencing expression of indoleamine 2,3—dioxygenase, or IDO, in dendritic cells. Regen is developing a cancer immunotherapy using the licensed technology. IDO is associated with immune-suppression and is overexpressed in some cancers. Regen has reported preclinical evidence that modification of these cells using ddRNAi targeting the silencing of IDO may significantly enhance their efficacy in cancer immunotherapy. Regen’s first treatment, which is for breast cancer, is called dCellVax. Intractable Neuropathic Pain In November 2014, an exclusive, royalty-bearing, worldwide license was granted to a U.S.-based biotechnology Company, Circuit Therapeutics, Inc. to use ddRNAi for the development of treatments for and the prevention of pain.

BENITEC BIOPHARMA LIMITED DIRECTORS’ REPORT FOR THE YEAR ENDED JUNE 30, 2018 26 Other Key Information

BENITEC BIOPHARMA LIMITED DIRECTORS’ REPORT FOR THE YEAR ENDED JUNE 30, 2018 27 Intellectual property The Company manages a substantial portfolio of patents relating to the ddRNAi platform technology, improvements to this technology and its pipeline programs. The Company continues to hold a dominant position in the field of expressed RNAi and it defends its position in this space. With the limited patent term remaining on the platform patents licensed from CSIRO, Benitec’s focus has increasingly been on establishing patent protection for its pipeline and products in development with the aim of securing competitive and commercially relevant intellectual property positions for each of its programs. Commercialisation Business development activities based on proactive engagement with biotechnology and pharmaceutical companies remains a major focus for the Company, primarily in the following areas: • Partnering pipeline programs by co-development or licensing to other biotechnology and pharmaceutical companies; • Collaborating with biotechnology and pharmaceutical companies on nominated targets using Benitec’s ddRNAi technology; and • Licensing ddRNAi to commercial users of the technology. • The Company continues to generate strong interest from a number of potential partners. Significant changes in the state of affairs During the year the Company had the following significant changes in the state of affairs: Change in Board and Management composition • On October 12, 2017, Dr Jerel A Banks was appointed Chairman replacing Mr Peter Francis who continues as non-executive director. • On October 23, 2017 Dr John Chiplin resigned as a director. • On January 7, 2018 Dr Cliff Holloway resigned as Chief Business and Operations Officer. • On June 15, 2018 Mr Greg West resigned as CEO and Company Secretary. • On June 15, 2018 Dr Jerel Banks was appointed to the role of Executive Chairman. • On June 15, 2018 Ms Megan Boston was appointed to the role of Executive Director as Head of Operations Australia. • On June 22, 2018 Dr David Suhy resigned from the role of Chief Scientific Officer. • On June 26, 2018 Dr Jerel Banks was appointed to the role of CEO of the Company. • On June 29, 2018 Mr Oliver Kidd was appointed Company Secretary. Placement of Shares On May 4, 2018 the Company placed 15,444,020 shares, representing 772,201 American Depositary Shares (ADS) at 17 cents per share, raising $2,625,483. Entitlement offer: On June 4, 2018, the Company completed a 1 for 2 entitlement offer by issuing 36,442,672 shares, raising $6,195,254. There were no other significant changes in the state of affairs of the Group during the financial year.

BENITEC BIOPHARMA LIMITED DIRECTORS’ REPORT FOR THE YEAR ENDED JUNE 30, 2018 28 Matters subsequent to the end of the financial year On July 9, 2018, it was announced that a license was entered into with Axovant Sciences (“Axovant”) granting the exclusive global rights for BB-301 (now named AXO-AAV-OPMD) intended for the treatment of oculopharyngeal muscular dystrophy (OPMD), as well as entering into a fully funded research collaboration for the development of five additional gene therapy products in neurological disorders. Under the terms of the agreement, Benitec will receive an upfront cash payment of US$10 million (AUD$13.5m) and additional cash payments totalling US$17.5 m (AUD$23.6m) upon completion of four specific near-term manufacturing, regulatory and clinical milestones. Axovant has been granted worldwide rights to AXO-AAV-OPMD and will assume all future development costs. The total potential value of all of the development, regulatory and commercial milestones achievable by Benitec, of which there are eight milestones including the four near-term milestones, is US$187.5m (AUD$253.3m). Benitec, working in partnership with Axovant over the next few years, hopes to achieve all eight milestones and thus realize the maximum amount of US$187.5m (AUD$253.3m). There can be no assurance as to the total amount of payments that the Company will actually receive or when they will be received. Importantly, upon commercialisation, Benitec will retain 30% of the net profits on worldwide sales of AXO-AAV-OPMD. No other matter or circumstance has arisen since June 30, 2018 that has significantly affected, or may significantly affect the Group’s operations, the results of those operations, or the Group’s state of affairs in future financial years. Likely developments and expected results of operations The Group will continue to progress programs through the clinic, seek commercialisation opportunities with big Pharma and others for its unique IP, develop its therapeutic pipeline and pre-clinical programs, protect and build the Group’s IP estate and secure adequate funding. Refer to Operating and Financial Review (OFR) for further commentary. Environmental regulation The Group is not subject to any significant environmental regulation under Australian Commonwealth or State law.

BENITEC BIOPHARMA LIMITED DIRECTORS’ REPORT FOR THE YEAR ENDED JUNE 30, 2018 29 Information on Directors

BENITEC BIOPHARMA LIMITED DIRECTORS’ REPORT FOR THE YEAR ENDED JUNE 30, 2018 30 Dr Jerel Banks Executive Chairman (appointed on June 15, 2018) Qualifications Dr. Banks earned an M.D. from the Brown University School of Medicine and a Ph.D. in Organic Chemistry from Brown University, and he holds an A.B. in Chemistry from Princeton University. Experience and expertise Dr. Banks was formerly the Chief Investment Officer of Nant Capital, LLC. Prior to joining Nant Capital, LLC, Dr. Banks served as vice president, portfolio manager and research analyst for the Franklin Biotechnology Discovery. Fund at Franklin Templeton Investments from 2012 to 2015. Previously, Dr. Banks worked as a senior equity research analyst covering the biotechnology sector at Sectoral Asset Management Inc. and Apothecary Capital. Dr. Banks began his career in the asset management industry as an equity research associate on the healthcare investment team at Capital Research and Management. Other current directorships Nil Former directorships (last 3 years) GlobeImmune, Inc (resigned April 15, 2018) Special responsibilities Member of the Remuneration and Nomination Committee (resigned June 15, 2018) Interests in shares Nil Interests in options Nil Mr Peter Francis Non-Executive Director Qualifications LLB, Grad Dip (Intellectual Property) Experience and expertise Peter is a partner at Francis Abourizk Lightowlers (‘FAL’), a firm of commercial and technology lawyers with offices in Melbourne. He is a legal specialist in the areas of intellectual property and licensing and provides legal advice to a large number of corporations and research bodies. Other current directorships Nil Former directorships (last 3 years) Optiscan Imaging Limited (resigned April 23, 2018), Rision Ltd (resigned April 12, 2018) and Neuroscope Ltd (public non listed resigned August 2017) Special responsibilities Chair of the Remuneration and Nomination Committee (resigned June 15, 2018) Chair of Audit & Risk Committee (commencing June 16, 2018) Interests in shares 636,261 ordinary shares Interests in options 1,400,000 options over ordinary shares

BENITEC BIOPHARMA LIMITED DIRECTORS’ REPORT FOR THE YEAR ENDED JUNE 30, 2018 31 Ms Megan Boston Executive Director Head of Operations Australia (appointed on June 15, 2018) Qualifications B.Comm, CA, GAICD, Grad Diploma Share Trading Experience and expertise Ms Megan Boston has previously been CEO and Managing Director of ASX listed entities. Megan holds a Bachelor of Commerce and is a Chartered Accountant with over 13 years’ experience as a non-executive Director across a range of industries. She has chaired Company boards as well as board sub-committees particularly in the area of finance and risk management. Megan has completed the Company Directors Course Diploma run by the Australian Institute of Company Directors. Previously, Megan held senior executive roles at various banking institutions in the area of risk and compliance, as well as working for PricewaterhouseCoopers. Other current directorships Nil Former directorships (last 3 years) Omni Market Tide Limited, ASX (resigned June 2016), and Neuroscope Ltd, public non listed (resigned August 2017) Special responsibilities Chair of the Audit and Risk Committee (resigned on June 15, 2018) Interests in shares 100,000 ordinary shares Interests in options Nil Mr Kevin Buchi Non-Executive Director Qualifications BA (Chemistry), MBA, CPA Experience and expertise Kevin most recently served as the CEO of TetraLogic Pharmaceuticals Corporation, a public U.S. Biotechnology Company. Prior to that, Kevin served as Chief Executive Officer (‘CEO’) of Cephalon, Inc. through its $6.8 billion acquisition by Teva Pharmaceutical Industries (‘Teva’) in October 2011. After the acquisition, he served as Corporate Vice President, Global Branded Products of Teva. Kevin joined Cephalon, Inc. in 1991 and held various positions, including Chief Operating Officer, Chief Financial Officer and Head of Business Development prior to being appointed CEO. Other current directorships Impax Labs, Amneal Pharmaceuticals, Dicerna Pharmaceuticals Former directorships (last 3 years) Stemline Therapeutics, Inc. (May 2016), Forward Pharma A/S, (May 2016) Alexza Pharmaceuticals, Inc. (June 2016) and Epirus Biopharmaceuticals, Inc.(July 2016) Special responsibilities Chair of the Remuneration and Nomination Committee (commenced June 16, 2018) Interests in shares 1,448,210 ordinary shares Interests in options 840,000 options over ordinary shares

BENITEC BIOPHARMA LIMITED DIRECTORS’ REPORT FOR THE YEAR ENDED JUNE 30, 2018 32 Dr John Chiplin Non-Executive Director (resigned October 23, 2017) Qualifications BPharm, MRPharmsS, Ph.D (Pharmacy) from the University of Nottingham, Nottingham, United Kingdom. Experience and expertise John is a founder of and has served as a Managing Director of investment Company, Newstar Ventures Ltd., since 1998. More recently, he has served as a director of Medistem, Inc. through its acquisition by Intrexon Corporation in 2014, as founding Chief Executive Officer of Arana Therapeutics Limited from 2006 through its acquisition by Cephalon, Inc. in 2009, as director of Domantis Ltd through its acquisition by GlaxoSmithKline plc in 2006, and as Managing Director of ITI Life Sciences Fund from 2003 to 2005. He currently serves on the board of directors of Adalta Pty Ltd(1AD.AX), Batu Biologics Inc., Cynata Therapeutics Limited (CYP. AX), Prophecy Inc., ScienceMedia Inc., Scancell Holdings plc (SCLP.L, Executive Chairman), Sienna Cancer Diagnostics (SDX.ASX) and The Coma Research Institute. Other current directorships As above Former directorships (last 3 years) Medistem, Inc. (MEDS.US) Special responsibilities Until date of resignation John was Chair of the Remuneration and Nomination Committee Interests in shares 200,000 ordinary shares at the date of resignation. Interests in options Nil options over ordinary shares Notes Other current directorships quoted above are current directorships for listed entities only and excludes directorships of all other types of entities, unless otherwise stated. Former directorships (last 3 years) quoted above are directorships held in the last 3 years for listed entities only and excludes directorships of all other types of entities, unless otherwise stated.

BENITEC BIOPHARMA LIMITED DIRECTORS’ REPORT FOR THE YEAR ENDED JUNE 30, 2018 33 Company Secretary Mr Oliver Kidd was appointed Company secretary on June 29, 2018. Mr Greg West resigned as Company Secretary on June 15, 2018. Meetings of directors The number of meetings of the Company’s Board of Directors (‘the Board’) and of each Board committee held during the year ended June 30, 2018, and the number of meetings attended by each director were: FULL BOARD AUDIT AND RISK REMUNERATION AND COMMITTEE NOMINATIONS COMMITTEE Attended Held Attended Held Attended Held Jerel Banks 14 14 n/a n/a n/a n/a Peter Francis 13 14 n/a n/a 1 1 Megan Boston 12 14 4 4 n/a n/a Kevin Buchi 14 14 4 4 1 1 John Chiplin 3 3 n/a n/a n/a n/a Held: represents the number of meetings held during the time the director held office or was a member of the relevant committee.

BENITEC BIOPHARMA LIMITED DIRECTORS’ REPORT FOR THE YEAR ENDED JUNE 30, 2018 34 Remuneration Report (Audited) The remuneration report details the key management personnel remuneration arrangements for the Group, in accordance with the requirements of the Corporations Act 2001 and its Regulations. Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the entity, directly or indirectly, including all directors. The remuneration report is set out under the following main headings: • Principles used to determine the nature and amount of remuneration • Details of remuneration • Service agreements • Share-based compensation • Consequences of performance on shareholder wealth • Additional disclosures relating to key management personnel

BENITEC BIOPHARMA LIMITED DIRECTORS’ REPORT FOR THE YEAR ENDED JUNE 30, 2018 35 Principles used to determine the nature and amount of remuneration The objective of the Group’s executive reward framework is to ensure reward for performance is competitive and appropriate for the results delivered. The framework aligns executive reward with the achievement of strategic objectives and the creation of value for shareholders and conforms to the market best practice for the delivery of reward. The Board of Directors (‘the Board’) ensures that executive reward satisfies the following key criteria for good reward governance practices: • competitiveness and reasonableness; • acceptability to shareholders; • performance linkage / alignment of executive compensation; and • transparency. The Nomination and Remuneration Committee is responsible for determining and reviewing remuneration arrangements for its directors and executives. The performance of the Group depends on the quality of its directors and executives. The remuneration philosophy is to attract, motivate and retain high performance and high quality personnel. This committee is currently chaired by Mr Kevin Buchi. The Nomination and Remuneration Committee has structured an executive remuneration framework that is market competitive and complementary to the reward strategy of the Group. Alignment to shareholders’ interests: • has● economic profit as a core component of plan design; • focuses● on sustained growth in shareholder wealth, consisting of dividends and growth in share price, and delivering constant or increasing return on assets as well as focusing the executive on key non-financial drivers of value; and • attracts● and retains high calibre executives. Alignment to program participants’ interests: • rewards capability and experience; • reflects competitive reward for contribution to growth in shareholder wealth; and • provides a clear structure for earning rewards. In accordance with best practice corporate governance, the structure of non-executive directors and executive remunerations are separate. Non-executive directors remuneration Fees and payments to non-executive directors reflect the demands and responsibilities of their role. Non-executive directors’ fees and payments are reviewed annually by the Nomination and Remuneration Committee. The Nomination and Remuneration Committee may, from time to time, receive advice from independent remuneration consultants to ensure non-executive directors’ fees and payments are appropriate and in line with the market. The chairman’s fees are determined independently to the fees of other non-executive directors based on comparative roles in the external market. The chairman is not present at any discussions relating to the determination of his own remuneration. Non-executive directors may receive share options or other incentives. ASX listing rules require the aggregate non-executive directors remuneration be determined periodically by a general meeting. The most recent determination was at the Annual General Meeting held on November 13, 2014, where the shareholders approved a maximum aggregate remuneration of $500,000.

BENITEC BIOPHARMA LIMITED DIRECTORS’ REPORT FOR THE YEAR ENDED JUNE 30, 2018 36 Executive remuneration The Group aims to reward executives with a level and mix of remuneration based on their position and responsibility, which has both fixed and variable components. Executives typically receive a base salary (which is based on factors such as experience and comparable industry information), options, and performance incentives. The Board reviews the CEO’s remuneration package, and the CEO reviews the other senior executives’ remuneration packages, annually by reference to the Group’s performance, executive performance, and comparable information within the industry. The performance of executives is measured against criteria agreed annually with each executive and is based predominantly on the overall success of the Group in achieving its broader corporate goals. Bonuses and incentives are linked to predetermined performance criteria. The Board may, however, exercise its discretion in relation to approving incentives, bonuses, and options, and can recommend changes to the CEO’s recommendations. The policy is designed to attract the highest calibre of executives and reward them for performance that results in long-term growth in shareholder wealth. The executive remuneration and reward framework has four components: • base pay and non-monetary benefits; • short-term performance incentives; • share-based payments; and • other remuneration such as superannuation and long service leave. The combination of these comprises the executive’s total remuneration. Fixed remuneration, consisting of base salary and non-monetary benefits, are reviewed annually by the Nomination and Remuneration Committee, based on individual and business unit performance, the overall performance of the Group and comparable market remunerations. Executives may receive their fixed remuneration in the form of cash or other fringe benefits (for example motor vehicle benefits) where it does not create any additional costs to the Group and provides additional value to the executive. The short-term incentives (‘STI’) program is designed to align the targets of the business units with the targets of those executives responsible for meeting those targets. STI payments are granted to executives based on specific annual targets and key performance indicators (‘KPI’s’) being achieved. KPI’s include profit contribution, leadership contribution and product management. The long-term incentives (‘LTI’) include long service leave and share-based payments. Executives may be invited to participate in the Employee Share Option Plan (‘ESOP’). Shares are awarded to executives over a period of three years based on long-term incentive measures. These include increase in shareholders’ value relative to the entire market and the increase compared to the Group’s direct competitors. Australian executives or directors receive a superannuation guarantee contribution required by the Government and do not receive any other retirement benefits. Group performance and link to remuneration Executive bonus and incentive payments are based on performance and are at the discretion of the Nomination and Remuneration Committee. Use of remuneration consultants During the financial year ended June 30, 2018, the Group did not engage any remuneration consultants to review its existing remuneration policies and provide any recommendations on how to improve both the STI and LTI programs.

BENITEC BIOPHARMA LIMITED DIRECTORS' REPORT FOR THE YEAR ENDED JUNE 30, 2018 37

Details of remuneration

Amounts of remuneration

Details of the remuneration of key management personnel (KMP) of the Group are set out in the following tables. The key management personnel of the Group consisted of the directors of Benitec Biopharma Limited and the following persons:

- Ms Georgina Kilfoil – Chief Development Officer.
- Mr Greg West – Chief Executive Officer and Company secretary. Resigned June 15, 2018.
- Dr David Suhy – Chief Scientific Officer. Resigned June 22, 2018.
- Dr Cliff Holloway – Chief Business Officer Resigned January 7, 2018.

	SHORT-TERM BENEFITS			POST EMPLOYMENT BENEFITS	LONG-TERM BENEFITS		
	Cash Salary And Fees $	Cash Bonus $	Non-Monetary $	Super-annuation $	Employee Leave $	Share-Based Payments Options $	Total $
2018 DIRECTORS							
Jerel Banks [1]	116,273	-	-	-	-	6,717	122,990
Peter Francis [2]	83,195	-	-	8,233	-	19,902	111,330
Megan Boston [3]	77,500	-	-	7,362	-	-	84,862
Kevin Buchi	76,650	-	-	-	-	11,941	88,591
John Chiplin [4]	28,288	-	-	-	-	-	28,288
OTHER KEY MANAGEMENT PERSONNEL							
Georgina Kilfoil [5]	275,000	-	(529)	20,049	-	42,370	336,890
Greg West [6]	620,974	-	-	20,049	-	96,627	737,650
David Suhy [7]	396,362	10,749	-	23,220	-	79,444	509,775
Cliff Holloway [8]	158,872	-	-	10,867	-	-	169,739
	1,833,114	**10,749**	**(529)**	**89,780**	-	**257,001**	**2,190,115**

(1) Jerel Banks held the position of Non Executive director from July 1 2017 to October 12, 2017. He was then appointed Non Executive Chairman, a role he held to June 15, 2018. On the June 15, 2018 he was appointed executive Chairman and CEO, on June 26, 2018.

(2) Peter Francis held the position of Chairman from July 1, 2017 to October 12, 2017. At this date he assumed the role of non-executive director.

(3) Megan Boston held the position of non-executive director from July 1, 2017 to June 15, 2018. At this date she was appointed executive director and Head of Operations Australia.

(4) John Chiplin resigned as a director on October 23, 2017.

(5) Georgina Kilfoil appointed as Chief Development Officer on February 9, 2018.

(6) Greg West resigned as CEO and Company Secretary June 15, 2018.

(7) David Suhy resigned as CSO on June 22, 2018.

(8) Cliff Holloway resigned as Chief Business and Operations Officer on January 7, 2018.

BENITEC BIOPHARMA LIMITED DIRECTORS' REPORT FOR THE YEAR ENDED JUNE 30, 2018 38

	SHORT-TERM BENEFITS			POST EMPLOYMENT BENEFITS	LONG-TERM BENEFITS		
	Cash Salary And Fees $	Cash Bonus $	Non-Monetary $	Super-annuation $	Employee Leave $	Share-Based Payments Options $	Total $
2017 DIRECTORS							
Peter Francis	113,328	-	-	11,400	-	92,265	219,993
Jerel Banks	52,130	-	-	-	-	-	52,130
Megan Boston	68,160	-	-	6,475	-	-	74,635
Kevin Buchi	76,650	-	-	-	-	57,159	133,809
John Chiplin	84,863	-	-	-	-	57,159	142,022
Iain Ross*	51,873	-	-	-	-	40,101	91,974
OTHER KEY MANAGEMENT PERSONNEL							
Greg West	400,000	-	(9,231)	19,616	19,328	142,527	572,240
David Suhy	352,789	-	(12,019)	19,516	-	26,775	387,061
Cliff Holloway	283,077	-	(3,846)	19,616	-	-	298,847
	1,482,870	-	**(25,096)**	**76,623**	**19,328**	**418,986**	**1,972,711**

**Iain Ross resigned as a director on September 30, 2016*

The proportion of remuneration at risk and the fixed proportion are as follows:

	FIXED REMUNERATION		AT RISK - STI (BONUS)		AT RISK - LTI (OPTIONS)	
	2018	2017	2018	2017	2018	2017
DIRECTORS						
Jerel Banks	100%	-%	-%	-%	-%	-%
Peter Francis	83%	57%	-%	-%	17%	43%
Megan Boston	100%	100%	-	-	-	-
Kevin Buchi	87%	57%	-%	-%	13%	43%
John Chiplin	100%	60%	-%	-%	-%	40%
Iain Ross	-%	56%	-%	-%	-%	44%
OTHER KEY MANAGEMENT PERSONNEL						
Georgina Kilfoil	87%	-%	-%	-%	13%	-%
Greg West	87%	72%	%	-%	13%	28%
David Suhy	84%	93%	-%	-%	16%	7%
Cliff Holloway	100%	100%	-%	-%	-%	-%

Bonus

In 2018 a cash bonus was paid to David Suhy. No cash bonus was paid in 2017.

EMPLOYEE	INCLUDED IN REMUNERATION ($)	PERCENTAGE VESTED DURING THE YEAR	PERCENTAGE FORFEITED DURING THE YEAR
David Suhy	10,749	100%	-

BENITEC BIOPHARMA LIMITED DIRECTORS’ REPORT FOR THE YEAR ENDED JUNE 30, 2018 39 Service agreements Remuneration and other terms of employment for key management personnel are formalised in service agreements. Details of these agreements are as follows: Name Dr Jerel Banks Title Executive Chairman and CEO Agreement commenced June 15, 2018 Detail Dr Banks was appointed Executive Chairman on June 15, 2018 and CEO on June 26, 2018 with a base salary of US$400,000 plus superannuation. Dr Banks will be granted 10 million unlisted share options under the Benitec Directors’ and Officers’ Option Plan 2018 subject to shareholder approval. Each year Dr Banks can receive up to a 50% bonus on his base salary, to be reviewed annually by the Nomination and Remuneration Committee. Dr Banks appointment as CEO may be terminated with the Company giving six months’ notice or by Dr Banks giving six months notice. The Company may elect to pay Dr Banks an equal amount to that proportion of his salary equivalent to six months pay in lieu of notice, together with any outstanding entitlements due to him. Name Ms Megan Boston Title Executive Director Head of Australian Operations Agreement commenced June 15, 2018 Detail Ms Boston was appointed Executive Director – Head of Australian Operations (June 15, 2018) with a base salary of $180,000 plus superannuation. Ms Boston’s appointment may be terminated with the Company giving six months’ notice or by Ms Boston giving six months’ notice. The Company may elect to pay Ms Boston an equal amount to that proportion of her salary equivalent to six months pay in lieu of notice, together with any outstanding entitlements due to her. Name Ms Georgina Kilfoil Title Chief Development Officer Agreement commenced September 29, 2014 Detail Ms Kilfoil joined Benitec on September 29, 2014 and was appointed as Chief Development officer on February 9, 2018 with the base salary of $275,000 plus superannuation. Ms Kilfoil’s appointment may be terminated with the Company giving three months’ notice or by Ms Kilfoil giving three months’ notice. The Company may elect to pay Ms Kilfoil an equal amount to that proportion of her salary equivalent to three month’s pay in lieu of notice, together with any outstanding entitlements due to her.

BENITEC BIOPHARMA LIMITED DIRECTORS’ REPORT FOR THE YEAR ENDED JUNE 30, 2018 40 Name Mr Greg West (resigned June 15, 2018) Title CEO and Company Secretary Agreement commenced August 10, 2016 (previously CFO and Company Secretary from August 23, 2011) Detail CEO role – Mr West was appointed CEO on August 10, 2016 with a base salary of $400,000 plus superannuation. Each year Mr West can receive up to a 50% bonus on his base salary, to be reviewed annually by the Nomination and Remuneration Committee. Greg’s appointment with the Company may be terminated with the Company giving six months’ notice or by Greg giving six months’ notice. The Company may elect to pay Greg an equal amount to that proportion of his salary equivalent to six months pay in lieu of notice, together with any outstanding entitlements due to him. Mr West was appointed interim CEO in October 2015 as well as maintaining his role as Company Secretary which he had held since August 23, 2011. Name Dr David Suhy (resigned June 22, 2018) Title Chief Scientific Officer Agreement commenced August 28, 2012 Detail Base salary for the year ended June 30, 2017 of $US307,260 plus superannuation, to be reviewed annually by the Nomination and Remuneration Committee. David’s appointment with the Company may be terminated without notice. Name Dr Cliff Holloway (resigned January 7, 2018) Title Chief Business and Operating Officer Agreement commenced August 24, 2016 Detail Base salary for the year ended June 30, 2018 of $300,000 plus superannuation, to be reviewed annually by the Nomination and Remuneration Committee. Cliff’s appointment with the Company may be terminated with six months’ notice.

BENITEC BIOPHARMA LIMITED
DIRECTORS' REPORT FOR THE YEAR ENDED JUNE 30, 2018
41

Share-based compensation

Issue of shares

There were no shares issued to directors and other key management personnel as part of compensation during the year ended June 30, 2018.

Options

Details of options over ordinary shares granted, vested and lapsed for directors and other key management personnel as part of compensation during the year ended June 30, 2018 are set out below:

Name	Number of options granted	Grant date	Value per options at grant date	Value of options at grant date	Number vested/ (forfeited)	Exercise price	Vested and first exercise date	Last exercise date
Georgina Kilfoil	800,000	17/07/2017	$0.0909	$72,720	-	$0.1960	17/07/2018	16/07/2022
David Suhy	1,500,000	17/07/2017	$0.0909	$136,350	-	$0.1960	17/07/2018	30/06/2019
Greg West	2,000,000	17/07/2017	$0.0909	$181,800	(1,333,334)	$0.1960	17/07/2018	15/09/2018
Jerel Banks	10,000,000	26/06/2018	$0.1003	$1,003,000	-	$0.2278	26/06/2019	26/06/2021

Options granted carry no dividend or voting rights. Options vest over three years with vesting based on remaining in service. None of the options were exercised in FY2018. There are no other performance criteria.

Consequences of performance on shareholder wealth

The earnings of the Group for the five years to June 30, 2018 are summarised below:

	2014 $'000	2015 $'000	2016 $'000	2017 $'000	2018 $'000
Loss after income tax	(7,039)	(11,509)	(24,778)	(5,690)	(11,640)

The factors that are considered to affect total shareholders return ('TSR') are summarised below:

	2014	2015	2016	2017	2018
Share price at financial year end ($)	0.38	1.15	0.69	0.097	0.135
Basic earnings per share (cents per share)	(7.78)	(9.96)	(17.41)	(3.24)	(5.53)

BENITEC BIOPHARMA LIMITED DIRECTORS' REPORT FOR THE YEAR ENDED JUNE 30, 2018 42

Additional disclosures relating to key management personnel

Shareholding

The number of shares in the Company held during the financial year by each director and other members of key management personnel of the Group, including their personally related parties, is set out below:

Ordinary Shares	Balance at July 1, 2017	Received as part of remuneration	Exercise of options	Purchased	Disposals/ other	Balance at June 30, 2018
Jerel Banks	-	-	-	-	-	-
Peter Francis	424,174	-	-	212,087	-	636,261
Megan Boston	-	-	-	100,000	-	100,000
Kevin Buchi	861,539	-	-	586,671	-	1,448,210
John Chiplin	200,000	-	-	-	-	200,000
	1,485,713	-	-	**898,758**	-	**2,384,471**

Option holding

The number of options over ordinary shares in the Company held during the financial year by each director and other members of key management personnel of the Group, including their personally related parties, is set out below:

Options over ordinary shares	Balance at July 1, 2017	Granted	Exercised	Expired/ forfeited/ other	Balance at June 30, 2018	Vested and exercisable	Vested and not exercisable
Jerel Banks	-	10,000,000	-	-	10,000,000	-	-
Peter Francis	1,400,000	-	-	-	1,400,000	1,400,000	-
Kevin Buchi	1,240,000	-	-	(400,000)	840,000	840,000	-
John Chiplin (1)	840,000	-	-	(840,000)	-	-	-
Georgina Kilfoil	600,000	800,000	-	-	1,400,000	600,000	-
Greg West (2)	3,080,000	2,000,000	-	(2,066,668)	3,013,332	1,613,333	-
David Suhy (3)	1,200,000	1,500,000	-	(400,000)	2,300,000	800,000	-
	8,360,000	**14,300,000**	-	**(3,706,668)**	**18,953,332**	**5,253,333**	-

(1) John Chiplin resigned as a director on October 23, 2017.

(2) Greg West resigned as CEO and Company Secretary on June 15, 2018. Mr West has 3 months to exercise options that had vested, including options, which will vest within the 3 months period post his resignation.

(3) David Suhy resigned as Chief Scientific fic Officer on June 22, 2018. His options terms were varied, and the options continue until their normal expiry date.

Other transactions with key management personnel and their related parties

Legal services at normal commercial rates totalling $8,212 at the end of the period (twelve months ended June 30, 2017: $191,050) were provided by Francis Abourizk Lightowlers, a law firm in which Peter Francis is a partner and has a beneficial interest.

Consulting fees of Nil in current period (2017:$32,133) were paid to Newstar Ventures Ltd, a corporation in which John Chiplin is a Director and has a beneficial interest.

Annabel West, the wife of Greg West, our former Chief Executive Officer, was employed as a part-time clerical and administrative assistant. Annabel West was paid wages and superannuation totalling $42,278 for this period (twelve months ended June 30, 2017:$36,248)

This concludes the remuneration report, which has been audited.

BENITEC BIOPHARMA LIMITED DIRECTORS’ REPORT FOR THE YEAR ENDED JUNE 30, 2018 43 Shares Under Option Unissued ordinary shares of the Company under option at the date of this report are as follows. The numbers in this table are as at the date of this report, August 29, 2018. GRANT DATE EXPIRY DATE EXERCISE PRICE NUMBER UNDER OPTION February 28, 2014 *** February 28, 2019 $1.260 13,246,203 May 15, 2014 ** May 15, 2019 $1.500 90,000 December 17, 2014 ** December 17, 2019 $1.250 2,334,000 May 6, 2015 ** May 6, 2020 $1.250 650,000 August 20, 2015 **** August 21, 2020 $USD 0.275 11,498,000 November 12, 2015* November 12, 2020 $0.77 2,240,000 August 9, 2016** August 9, 2021 $0.1665 1,466,666 July 17, 2017** July 17, 2022 $0.196 5,716,666 April 11, 2018** April 11, 2023 $0.298 650,000 June 26, 2018** June 26, 2023 $0.23 10,000,000 47,891,535 * Non-Executive Directors options ** ESOP options *** Unlisted options **** Warrants. These options represent 574,900 unlisted warrants. Each warrant is convertible into 20 shares. The exercise price of each warrant is convertible on the payment of $USD5.50 ($USD 0.275 per share). No person entitled to exercise the options had or has any right by virtue of the option to participate in any share issue of the Company or of any other body corporate.

BENITEC BIOPHARMA LIMITED DIRECTORS’ REPORT FOR THE YEAR ENDED JUNE 30, 2018 44 Shares issued on the exercise of options No options were exercised and converted during the year. Indemnity and insurance of officers The Company has indemnified the directors and executives of the Company for costs incurred, in their capacity as a director or executive, for which they may be held personally liable, except where there is a lack of good faith. During the financial year, the Company paid a premium in respect of a contract to insure the directors and executives of the Company against a liability to the extent permitted by the Corporations Act 2001. The contract of insurance prohibits disclosure of the nature of the liability and the amount of the premium. Indemnity and insurance of auditor The Company has not, during or since the end of the financial year, indemnified or agreed to indemnify the auditor of the Company or any related entity against a liability incurred by the auditor. During the financial year, the Company has not paid a premium in respect of a contract to insure the auditor of the Company or any related entity. Proceedings on behalf of the Company No person has applied to the Court under section 237 of the Corporations Act 2001 for leave to bring proceedings on behalf of the Company, or to intervene in any proceedings to which the Company is a party for the purpose of taking responsibility on behalf of the Company for all or part of those proceedings. Non-audit services Details of the amounts paid or payable to the auditor for non-audit services provided during the financial year by the auditor are outlined in note 20 to the financial statements. The directors are satisfied that the provision of non-audit services during the financial year, by the auditor (or by another person or firm on the auditor’s behalf), is compatible with the general standard of independence for auditors imposed by the Corporations Act 2001. The directors are of the opinion that the services as disclosed in note 20 to the financial statements do not compromise the external auditor’s independence requirements of the Corporations Act 2001 for the following reasons: • all● non-audit services have been reviewed and approved to ensure that they do not impact the integrity and objectivity of the auditor; • none● of the services undermine the general principles relating to auditor independence as set out in APES 110 Code of Ethics for Professional Accountants issued by the Accounting Professional and Ethical Standards Board, including reviewing or auditing the auditor’s own work, acting in a management or decision-making capacity for the Company, acting as advocate for the Company or jointly sharing economic risks and rewards; and • all services have been pre-approved by the audit committee. Officers of the Company who are former partners of Grant Thornton Audit Pty Ltd There are no officers of the Company who are former partners of Grant Thornton Audit Pty Ltd. Rounding of amounts The Parent entity has applied the relief available to it under ASIC Corporations (Rounding in Financial/Directors’ Reports)instrument 2016/191 and accordingly amounts in the financial statements and Directors’ Report have been rounded off to the nearest $1,000, or in certain cases, to the nearest dollars.

BENITEC BIOPHARMA LIMITED DIRECTORS’ REPORT FOR THE YEAR ENDED JUNE 30, 2018 45 Auditor’s independence declaration A copy of the auditor’s independence declaration as required under section 307C of the Corporations Act 2001 is set out on page 49. Auditor Grant Thornton Audit Pty Ltd continues in office in accordance with section 327 of the Corporations Act 2001. This report is made in accordance with a resolution of directors, pursuant to section 298(2)(a) of the Corporations Act 2001. On behalf of the directors Jerel Banks Executive Chairman August 29, 2018 Signed in accordance with a resolution of the directors:

FINANCIAL STATEMENTS For the year ended June 30, 2018 48 Auditor’s Independence Declaration 50 Consolidated Financial Statements 55 Notes to the Consolidated Financial Statements 80 Directors’ Declaration 82 Independent Auditor’s Report to the Members of Benitec Biopharma Limited 84 Shareholder Information 87 Corporate Directory

BENITEC BIOPHARMA LIMITED FINANCIAL STATEMENTS FOR THE YEAR ENDED JUNE 30, 2018 48 Auditor’s Independence Declaration For the year ended June 30, 2018

Level 17, 383 Kent Street Sydney NSW 2000 Correspondence to: Locked Bag Q800 QVB Post Office Sydney NSW 1230 T +61 2 8297 2400 F +61 2 9299 445 E info.nsw@au.gt.com W www.grantthornton.com.au Auditor’s Independence Declaration To the Directors of Benitec Biopharma Limited I In accordance with the requirements of section 307C of the Corporations Act 2001, as lead auditor for the audit of Benitec Biopharma Limited for the year ended 30 June 2018, I declare that, to the best of my knowledge and belief, there have been: a no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the audit; and b no contraventions of any applicable code of professional conduct in relation to the audit. Grant Thornton Audit Pty Ltd Chartered Accountants L M Worsley Partner – Audit & Assurance Sydney, 29 August 2018 Grant Thornton Audit Pty Ltd ACN 130 913 594 www.grantthornton.com.au a subsidiary or related entity of Grant Thornton Australia Ltd ABN 41 127 556 389 ‘Grant Thornton’ refers to the brand under which the Grant Thornton member firms provide assurance, tax and advisory services to their clients and/or refers to one or more member firms, as the context requires. Grant Thornton Australia Ltd is a member firm of Grant Thornton International Ltd (GTIL). GTIL and the member firms are not a worldwide partnership. GTIL and each member firm is a separate legal entity. Services are delivered by the member firms. GTIL does not provide services to clients. GTIL and its member firms are not agents of, and do not obligate one another and are not liable for one another’s acts or omissions. In the Australian context only, the use of the term ‘Grant Thornton’ may refer to Grant Thornton Australia Limited ABN 41 127 556 389 and its Australian subsidiaries and related entities. GTIL is not an Australian related entity to Grant Thornton Australia Limited. Liability limited by a scheme approved under Professional Standards Legislation.

BENITEC BIOPHARMA LIMITED FINANCIAL STATEMENTS FOR THE YEAR ENDED JUNE 30, 2018 50 Consolidated Financial Statements For the year ended June 30, 2018

BENITEC BIOPHARMA LIMITED FINANCIAL STATEMENTS FOR THE YEAR ENDED JUNE 30, 2018 51 Consolidated statement of profit or loss and other comprehensive income For the year ended June 30, 2018 Twelve months ended NOTES JUNE 2018 JUNE 2017 $’000 $’000 REVENUE Revenue 4a 620 586 Other income 4b 4,087 10,507 Total Income 4,707 11,093 EXPENSES Royalties and licence fees (451) (272) Research and development 5 (6,890) (6,925) Employee benefits expense 5 (5,094) (5,015) Share-based expense (434) (386) Travel related costs (468) (629) Consultants costs (783) (976) Occupancy costs (587) (550) Depreciation 5 (194) (217) Corporate expenses (1,360) (1,540) Foreign exchange realized loss (39) (98) Foreign exchange unrealized loss (5) (168) Change in market value of listed investment (41) - Loss on disposal of fixed assets (1) (7) Total Expenses (16,347) (16,783) LOSS BEFORE INCOME TAX Loss before income tax (11,640) (5,690) Income tax 6 - - Loss after income tax for the period attributable 17 (11,640) (5,690) to the owners of Benitec Biopharma Limited OTHER COMPREHENSIVE INCOME Foreign currency translation loss (63) 34 Total comprehensive loss for the period attributable (11,703) (5,656) to the owners of Benitec Biopharma Limited Basic loss for the twelve months, cents per share 28 (5.53) (3.24) Diluted loss for the twelve months, cents per share 28 (5.53) (3.24) The above consolidated statement of profit or loss and other comprehensive income should be read in conjunction with the accompanying notes.

BENITEC BIOPHARMA LIMITED FINANCIAL STATEMENTS FOR THE YEAR ENDED JUNE 30, 2018 52 Consolidated statement of financial position For the year ended June 30, 2018 NOTES JUNE 2018 JUNE 2017 $’000 $’000 ASSETS CURRENT ASSETS Cash and cash equivalents 7 16,085 17,375 Other financial assets 8 130 100 Trade and other receivables 9 4,255 4,406 Other assets 10 425 281 Total Current Assets 20,895 22,162 NON-CURRENT ASSETS Deposits 11 125 59 Plant and equipment 12 319 445 Total Non-Current Assets 444 504 Total Assets 21,339 22,666 LIABILITIES CURRENT LIABILITIES Trade and other payables 13 2,376 919 Provisions 14 171 206 Total Current Liabilities 2,547 1,125 NON-CURRENT LIABILITIES Provisions 48 35 Total Non-Current Liabilities 48 35 Total Liabilities 2,595 1,160 NET ASSETS Total Net Assets 18,744 21,506 EQUITY Issued capital 15 164,087 155,580 Reserves 16 1,492 1,674 Accumulated losses 17 (146,835) (135,748) Total Equity 18,744 21,506 The above consolidated statement of financial position should be read in conjunction with the accompanying notes.

BENITEC BIOPHARMA LIMITED FINANCIAL STATEMENTS FOR THE YEAR ENDED JUNE 30, 2018 53

Consolidated statement of changes in equity

For the year ended June 30, 2018

	ISSUED CAPITAL $'000	RESERVES $'000	ACCUMULATED LOSSES $'000	TOTAL EQUITY $'000
BALANCE AT JUNE 30, 2016	147,641	2,565	(131,369)	18,837
Loss for the period	-	-	(5,690)	(5,690)
OTHER COMPREHENSIVE INCOME				
Foreign exchange translation reserve	-	34	-	34
Total comprehensive income	-	**34**	**(5,690)**	**(5,656)**
Contributions of equity, net of transaction costs	7,939	-	-	7,939
Share based payments	-	386	-	386
Transfer of expired share based payments	-	(1,311)	1,311	-
At June 30, 2017	**155,580**	**1,674**	**(135,748)**	**21,506**
BALANCE AT JUNE 30, 2017	155,580	1,674	(135,748)	21,506
Loss for the period	-	-	(11,640)	(11,640)
OTHER COMPREHENSIVE INCOME				
Foreign exchange translation reserve	-	(63)	-	(63)
Total comprehensive income	-	**(63)**	**(11,640)**	**(11,703)**
Contributions of equity, net of transaction costs	8,507	-	-	8,507
Share based payments	-	434	-	434
Transfer of expired share based payments	-	(553)	553	-
At June 30, 2018	**164,087**	**1,492**	**(146,835)**	**18,744**

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

BENITEC BIOPHARMA LIMITED FINANCIAL STATEMENTS FOR THE YEAR ENDED JUNE 30, 2018 54 Consolidated statement of cash flows For the year ended June 30, 2018 NOTES JUNE 2018 JUNE 2017 $’000 $’000 CASH FLOWS FROM OPERATING ACTIVITIES Receipts from customers 237 333 Interest received 246 242 Government grants 4,112 6,274 Receipts of CRO prepayment 109 791 Payments to suppliers and employees (14,498) (15,944) Net cash used in operating activities 27 (9,794) (8,304) CASH FLOWS FROM INVESTING ACTIVITIES Payments for plant and equipment 12 (83) (171) Proceeds from disposal of plant and equipment 2 - Security deposits - (131) Clinical trial deposit (66) - Net cash used in investing activities (147) (302) CASH FLOWS FROM FINANCING ACTIVITIES Proceeds from issue of shares 8,820 8,072 IPO and share issue transaction cost (313) (133) Net cash from financing activities 8,507 7,939 Net (decrease)/increase in cash and cash equivalents (1,434) (667) Cash and cash equivalents at beginning of the period 17,375 18,230 Effects of exchange rate changes on cash and cash equivalents 144 (188) Cash and cash equivalents at end of the period 16,085 17,375 The above consolidated statement of cash flows should be read in conjunction with the accompanying notes.

BENITEC BIOPHARMA LIMITED FINANCIAL STATEMENTS FOR THE YEAR ENDED JUNE 30, 2018 55 Notes to the Consolidated Financial Statements For the year ended June 30, 2018

BENITEC BIOPHARMA LIMITED FINANCIAL STATEMENTS FOR THE YEAR ENDED JUNE 30, 2018 56 1. Significant accounting policies The principal accounting policies adopted in the preparation of the financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated. a. Basis of preparation These general purpose financial statements have been prepared in accordance with Australian Accounting Standards and Interpretations issued by the Australian Accounting Standards Board (‘AASB’) and the Corporations Act 2001, as appropriate for for-profit oriented entities. These financial statements also comply with International Financial Reporting Standards as issued by the International Accounting Standards Board (‘IASB’). Historical cost convention The financial statements have been prepared under the historical cost convention. Critical accounting estimates The preparation of the financial statements requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements, are disclosed in note 2. b. New, revised or amending Accounting Standards and Interpretations adopted In the current year the Group has adopted all of the new, revised or amended Accounting Standards and interpretation issued by the Australian Accounting Standards Board (AASB) that were mandatory for current financial year. c. New Accounting Standards and Interpretations not yet mandatory or early adopted Certain new accounting standards and interpretations have been published that are not mandatory for June 30, 2018 reporting periods and have not been early adopted by the group. The group’s assessment of the impact of these new standards and interpretations is set out below. AASB 9 Financial Instruments Addresses the classification, measurement and derecognition of financial assets and financial liabilities and introduces new rules for hedge accounting. In December 2014, the AASB made further changes to the classification and measurement rules and also introduced a new impairment model. These latest amendments now complete the new financial instruments standard. • Impact - Based on the entity’s preliminary assessment, the Standard will not have an impact on the transactions and balances recognised in the financial statements when it is first adopted for the year ending June 30, 2019 based on the financial assets and liabilities held by the group at the date of this report. • Mandatory application date / Date of adoption by group - Must be applied for financial years commencing on or after January 1, 2018. Expected date of adoption by the group: July 1, 2018. AASB 15 Revenue from Contracts with Customers The AASB has issued a new standard for the recognition of revenue. This will replace AASB 118 which covers contracts for goods and services. The new standard is based on the principle that revenue is recognised when control of a good or service transfers to a customer; so the notion of control replaces the existing notion of risks and rewards. • Impact - Based on the entity’s preliminary assessment, in relation to our existing contracts at June 30, 2018, the Standard will not have a material impact on the transactions and balances recognised in the financial statements when it is first adopted for the year ending June 30, 2019 because the Company does not yet have material revenue. Subsequent to year end, as announced to the market via the ASX on July 9, 2018, the Company entered into an agreement with Axovant Sciences. In accordance with the agreement, US$10m (AUD$13.5m) was received on July 19, 2018 and further funds will follow over the coming years. Benitec will undertake a detailed review of this contract to determine the exact impact of applying the new revenue recognition standard to this contract. The standard permits a modified retrospective approach for the adoption. Under this approach, entities will recognise transitional adjustments in retained earnings on the date of initial application (eg. July 1, 2017), ie without restating the comparative period. They will only need to apply the new rules to contracts that are not completed as of the date of initial application.

BENITEC BIOPHARMA LIMITED FINANCIAL STATEMENTS FOR THE YEAR ENDED JUNE 30, 2018 57 • Mandatory application date / Date of adoption by group - commencing on or after January 1, 2018. Expected date of adoption by the group: July 1, 2018. AASB 16 Leases The AASB has issued a new standard for the recognition of leases. This will replace AASB 117: Leases. The new standard introduces a single lessee accounting model that no longer requires leases to be classified as operating or financing. Other major changes include, the recognition of a right-to-use asset and liability, depreciation of right-to-use assets in line with AASB 116: Property Plant and Equipment, variable lease payments that depend on an index or rate are included in the initial measurement of lease liability, option for lessee to not separate non-lease components and account for all components as a lease, and additional disclosure requirements. • Impact - The entity has undertaken a detailed review and has concluded that there will be no material impact on its financial position on the transactions and balances recognised in the financial statements when it is first adopted for the year ending June 30, 2020 due to the immaterial size of leases entered into by the Company. The Company’s only lease is the lease on its head office and research and development facilities. Commitments are set out in note 21. • Mandatory application date / Date of adoption by group - Must be applied for financial years commencing on or after January 1, 2019. Expected date of adoption by the group: July 1, 2019. There are no other standards that are not yet effective and that would be expected to have a material impact on the entity in the current or future reporting periods and on foreseeable future transactions. d. Going concern The directors have prepared the financial statements on a going concern basis after taking into consideration the net loss for the year of $11,640m (2017: $5.690m) and the cash and cash equivalents balance of $16.085m (2017: $17.375m). The directors have recognised the capital raisings in the last 3 years, performed a review of the cash flow forecasts, considered the cash flow needs of the Group, and believe that there will be sufficient cash to maintain the going concern status of the Group. We anticipate that we will continue to incur losses for at least the next several years. We expect that our research and development and general and administrative expenses will continue at a similar rate. The financial report does not contain any adjustments to the amounts or classifications of recorded assets or liabilities that might be necessary if the Group does not continue as a going concern. The financial statements take no account of the consequences, if any, of the effects of unsuccessful product development or commercialisation, nor of the inability of the Group to obtain adequate funding in the future. e. Parent entity information In accordance with the Corporations Act 2001, these financial statements present the results of the Group only. Supplementary information about the parent entity is disclosed in note 24. f. Principles of consolidation The consolidated financial statements incorporate the assets and liabilities of all subsidiaries of Benitec Biopharma Limited (‘Company’ or ‘parent entity’) as at June 30, 2018 and the results of all subsidiaries for the year then ended. Benitec Biopharma Limited and its subsidiaries together are referred to in these financial statements as the ‘Group’. Subsidiaries are all those entities over which the Group has control. The Group controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases. The Company’s 100% owned subsidiary, Tacere Therapeutics, Inc. has a 31 December year end. The Company is reviewing the appropriate time to align the subsidiary year end to the parent’s year end. For consolidation purposes Tacere prepares financial statements for the 12 month period ended 30 June that are used to consolidate into the group accounts. Intercompany transactions, balances and unrealised gains on transactions between entities in the Group are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of the impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group. The acquisition of subsidiaries is accounted for using the acquisition method of accounting. A change in ownership interest, without the loss of control, is accounted for as an equity transaction, where the

BENITEC BIOPHARMA LIMITED FINANCIAL STATEMENTS FOR THE YEAR ENDED JUNE 30, 2018 58 difference between the consideration transferred and the book value of the share of the non-controlling interest acquired is recognised directly in equity attributable to the parent. Where the Group loses control over a subsidiary, it derecognises the assets including goodwill, liabilities and non-controlling interest in the subsidiary together with any cumulative translation differences recognised in equity. The Group recognises the fair value of the consideration received and the fair value of any investment retained together with any gain or loss in profit or loss. g. Operating segments Operating segments are presented using the ‘management approach’, where the information presented is on the same basis as the internal reports provided to the Chief Operating Decision Makers (‘CODM’). The CODM is responsible for the allocation of resources to operating segments and assessing their performance. h. Foreign currency translation The financial statements are presented in Australian dollars, which is Benitec Biopharma Limited’s functional and presentation currency. Foreign currency transactions Foreign currency transactions are translated into Australian dollars using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at financial year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in profit or loss. Foreign operations The assets and liabilities of foreign operations are translated into Australian dollars using the exchange rates at the reporting date. The revenues and expenses of foreign operations are translated into Australian dollars using the average exchange rates, which approximate the rates at the dates of the transactions, for the period. All resulting foreign exchange differences are recognised in other comprehensive income through the foreign currency reserve in equity. The foreign currency reserve is recognised in profit or loss when the foreign operation or net investment is disposed of. i. Revenue recognition Revenue is recognised when it is probable that the economic benefit will flow to the Group and the revenue can be reliably measured. Revenue is measured at the fair value of the consideration received or receivable. Licensing revenue and royalties Revenue from the granting of licenses is recognised in accordance with the terms of the relevant agreements and is usually recognised on an accruals basis, unless the substance of the agreement provides evidence that it is more appropriate to recognise revenue on some other systematic rational basis. Interest Interest revenue is recognised as interest accrues using the effective interest method. This is a method of calculating the amortised cost of a financial asset and allocating the interest income over the relevant period using the effective interest rate, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset to the net carrying amount of the financial asset. j. Government research and development grants Government grants are recognised at fair value where there is reasonable assurance that the grant will be received and all grant conditions will be met. Grants relating to expense items are recognised as income over the periods necessary to match the grant costs they are compensating. Grants relating to assets are credited to deferred income at fair value and are credited to income over the expected useful life of the asset on a straight-line basis. Grant income is generated through the Australian federal government’s Research and Development Tax Incentive program, under which the government provides a cash refund for the 43.5% (2017 43.5%) of eligible research and development expenditures. Grants are recorded when a reliable estimate can be made. In the twelve months ended June 30, 2018 the Company estimated the grant income that will be receivable following the lodgement of the 2018 tax return. Previously the grant income was only taken up on the lodgement of the previous year’s tax return, which was the time at which it was considered a reliable estimate could be made.

BENITEC BIOPHARMA LIMITED FINANCIAL STATEMENTS FOR THE YEAR ENDED JUNE 30, 2018 59 k. Income tax The income tax expense or benefit for the period is the tax payable on that period’s taxable income based on the applicable income tax rate for each jurisdiction, adjusted by the changes in deferred tax assets and liabilities attributable to temporary differences, unused tax losses and the adjustment recognised for prior periods, where applicable. Deferred tax assets and liabilities are recognised for temporary differences at the tax rates expected to be applied when the assets are recovered, or liabilities are settled, based on those tax rates that are enacted or substantively enacted, except for: • When● the deferred income tax asset or liability arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and that, at the time of the transaction, affects neither the accounting nor taxable profits; or • When● the taxable temporary difference is associated with interests in subsidiaries, associates or joint ventures, and the timing of the reversal can be controlled, and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets are recognised for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses. The carrying amount of recognised and unrecognised deferred tax assets are reviewed at each reporting date. Deferred tax assets recognised are reduced to the extent that it is no longer probable that future taxable profits will be available for the carrying amount to be recovered. Previously unrecognised deferred tax assets are recognised to the extent that it is probable that there are future taxable profits available to recover the asset. Deferred tax assets and liabilities are offset only where there is a legally enforceable right to offset current tax assets against current tax liabilities and deferred tax assets against deferred tax liabilities; and they relate to the same taxable authority on either the same taxable entity or different taxable entities which intend to settle simultaneously. Benitec Biopharma Limited (the ‘head entity’) and its wholly-owned Australian subsidiaries have formed an income tax consolidated group under the tax consolidation regime. The head entity and each subsidiary in the tax consolidated group continue to account for their own current and deferred tax amounts. The tax consolidated group has applied the ‘separate taxpayer within group’ approach in determining the appropriate amount of taxes to allocate to members of the tax consolidated group. No tax sharing agreement has been entered between entities in the tax consolidated group. In addition to its own current and deferred tax amounts, the head entity also recognises the current tax liabilities (or assets) and the deferred tax assets arising from unused tax losses and unused tax credits assumed from each subsidiary in the tax consolidated group. l. Current and non-current classification Assets and liabilities are presented in the statement of financial position based on current and non-current classification. An asset is classified as current when: it is either expected to be realised or intended to be sold or consumed in normal operating cycle; it is held primarily for the purpose of trading; it is expected to be realised within 12 months after the reporting period; or the asset is cash or cash equivalent unless restricted from being exchanged or used to settle a liability for at least 12 months after the reporting period. All other assets are classified as non-current. A liability is classified as current when: it is either expected to be settled in normal operating cycle; it is held primarily for the purpose of trading; it is due to be settled within 12 months after the reporting period; or there is no unconditional right to defer the settlement of the liability for at least 12 months after the reporting period. All other liabilities are classified as non-current. Deferred tax assets and liabilities are always classified as non-current. m. Cash and cash equivalents Cash and cash equivalents includes cash on hand, deposits held at call with financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value. n. Trade and other receivables Other receivables are recognised at amortised cost, less any provision for impairment.

BENITEC BIOPHARMA LIMITED FINANCIAL STATEMENTS FOR THE YEAR ENDED JUNE 30, 2018 60 o. Investments and other financial assets Investments and other financial assets are initially measured at fair value. Transaction costs are included as part of the initial measurement, except for financial assets at fair value through profit or loss. They are subsequently measured at either amortised cost or fair value depending on their classification. Classification is determined based on the purpose of the acquisition and subsequent reclassification to other categories is restricted. Financial assets are derecognised when the rights to receive cash flows from the financial assets have expired or have been transferred and the Group has transferred substantially all the risks and rewards of ownership. Loans and receivables Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are carried at amortised cost using the effective interest rate method. Gains and losses are recognised in profit or loss when the asset is derecognised or impaired. Impairment of financial assets The Group assesses at the end of each reporting period whether there is any objective evidence that a financial asset or group of financial assets is impaired. Objective evidence includes significant financial difficulty of the issuer or obligor; a breach of contract such as default or delinquency in payments; the lender granting to a borrower concessions due to economic or legal reasons that the lender would not otherwise do; it becomes probable that the borrower will enter bankruptcy or other financial reorganisation; the disappearance of an active market for the financial asset; or observable data indicating that there is a measurable decrease in estimated future cash flows. The amount of the impairment allowance for loans and receivables carried at amortised cost is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. If there is a reversal of impairment, the reversal cannot exceed the amortised cost that would have been recognised had the impairment not been made and is reversed to profit or loss. p. Plant and equipment Plant and equipment is stated at historical cost less accumulated depreciation and impairment. Historical cost includes expenditure that is directly attributable to the acquisition of the items. Depreciation is calculated on a straight-line basis to write off the net cost of each item of property, plant and equipment (excluding land) over their expected useful lives as follows: Leasehold improvements period of the lease term Plant and equipment 3-7 years The residual values, useful lives and depreciation methods are reviewed, and adjusted if appropriate, at each reporting date. An item of plant and equipment is derecognised upon disposal or when there is no future economic benefit to the Group. Gains and losses between the carrying amount and the disposal proceeds are taken to profit or loss. q. Leases The determination of whether an arrangement is or contains a lease is based on the substance of the arrangement and requires an assessment of whether the fulfilment of the arrangement is dependent on the use of a specific asset or assets and the arrangement conveys a right to use the asset.  r. Impairment of non-financial assets Other intangible assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired. Other non-financial assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount. Recoverable amount is the higher of an asset’s fair value less costs of disposal and value-in-use. The value-in-use is the present value of the estimated future cash flows relating to the asset using a pre-tax discount rate specific to the asset or cash-generating unit to which the asset belongs. Assets that do not have independent cash flows are grouped together to form a cash-generating unit. s. Trade and other payables These amounts represent liabilities for goods and services provided to the Group prior to the end of the financial year and which are unpaid. Due to their short-term nature, they are measured at amortised cost and are not discounted. The amounts are unsecured and are usually paid within 30 days of recognition.

BENITEC BIOPHARMA LIMITED FINANCIAL STATEMENTS FOR THE YEAR ENDED JUNE 30, 2018 61 t. Employee benefits Short-term employee benefits Liabilities for wages and salaries and other employee benefits expected to be settled within 12 months of the reporting date are measured at the amounts expected to be paid when the liabilities are settled. Other long-term employee benefits Employee benefits not expected to be settled within 12 months of the reporting date are measured as the present value of expected future payments to be made in respect of services provided by employees up to the reporting date using the projected unit credit method. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using market yields at the reporting date on high quality corporate bonds with terms to maturity and currency that match, as closely as possible, the estimated future cash outflows. Defined contribution superannuation expense Contributions to defined contribution superannuation plans are expensed in the period in which they are incurred. Share-based payments Equity-settled share-based compensation benefits are provided to directors and senior executives. The plan currently in place to provide these benefits is the Employee Share Option Plan (‘ESOP’). Equity-settled transactions are awards of shares, or options over shares that are provided to employees in exchange for the rendering of services. The cost of equity-settled transactions are measured at fair value on grant date. Fair value is independently determined using Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option, together with non-vesting conditions that do not determine whether the Group receives the services that entitle the employees to receive payment. No account is taken of any other vesting conditions.  The cost of equity-settled transactions are recognised as an expense with a corresponding increase in equity over the vesting period. The cumulative charge to profit or loss is calculated based on the grant date fair value of the award, the best estimate of the number of awards that are likely to vest and the expired portion of the vesting period. The amount recognised in profit or loss for the period is the cumulative amount calculated at each reporting date less amounts already recognised in previous periods. Market conditions are taken into consideration in determining fair value. Therefore any awards subject to market conditions are considered to vest irrespective of whether or not that market condition has been met, provided all other conditions are satisfied. If equity-settled awards are modified, as a minimum an expense is recognised as if the modification has not been made. An additional expense is recognised, over the remaining vesting period, for any modification that increases the total fair value of the share-based compensation benefit as at the date of modification. If the non-vesting condition is within the control of the Group or employee, the failure to satisfy the condition is treated as a cancellation. If the condition is not within the control of the Group or employee and is not satisfied during the vesting period, any remaining expense for the award is recognised over the remaining vesting period, unless the award is forfeited. If equity-settled awards are cancelled, it is treated as if it has vested on the date of cancellation, and any remaining expense is recognised immediately. If a new replacement award is substituted for the cancelled award, the cancelled and new award is treated as if they were a modification. The dilutive effect, if any, of outstanding options is reflected as additional share dilution in the computation of earnings per share. u. Fair value measurement When an asset or liability, financial or non-financial, is measured at fair value for recognition or disclosure purposes, the fair value is based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date; and assumes that the transaction will take place either: in the principal market; or in the absence of a principal market, in the most advantageous market. Fair value is measured using the assumptions that market participants would use when pricing the asset or liability, assuming they act in their economic best interests. For non-financial assets, the fair value measurement is based on its highest and best use. Valuation techniques that are appropriate in the circumstances and for which sufficient data is available to measure fair value, are used, maximising the use of relevant observable inputs and minimising the use of unobservable inputs.

BENITEC BIOPHARMA LIMITED FINANCIAL STATEMENTS FOR THE YEAR ENDED JUNE 30, 2018 62 v. Issued capital Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds. Costs related to an initial offering are expensed in the statement of profit or loss and other comprehensive income. w. Earnings per share Basic earnings per share Basic earnings per share is calculated by dividing the profit attributable to the owners of Benitec Biopharma Limited, excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the financial year, adjusted for bonus elements in ordinary shares issued during the financial year. Diluted earnings per share Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares and the weighted average number of shares assumed to have been issued for no consideration in relation to dilutive potential ordinary shares. x. Goods and Services Tax (‘GST’) and other similar taxes Revenues, expenses and assets are recognised net of the amount of associated GST, unless the GST incurred is not recoverable from the tax authority. In this case it is recognised as part of the cost of the acquisition of the asset or as part of the expense. Receivables and payables are stated inclusive of the amount of GST receivable or payable. The net amount of GST recoverable from, or payable to, the tax authority is included in other receivables or other payables in the statement of financial position. Cash flows are presented on a gross basis. The GST components of cash flows arising from investing or financing activities which are recoverable from, or payable to the tax authority, are presented as operating cash flows. Commitments and contingencies are disclosed net of the amount of GST recoverable from, or payable to, the tax authority. y. Rounding of amounts The Parent entity has applied the relief available to it under ASIC Corporations (Rounding in Financial/ Directors’ Reports) instrument 2016/191 and accordingly amounts in the financial statements and Directors Report have been rounded off to the nearest $1,000, or in certain cases, to the nearest dollars.

BENITEC BIOPHARMA LIMITED FINANCIAL STATEMENTS FOR THE YEAR ENDED JUNE 30, 2018 63 2. Critical accounting judgements, estimates and assumptions The preparation of the financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts in the financial statements. Management continually evaluates its judgements and estimates in relation to assets, liabilities, contingent liabilities, revenue and expenses. Management bases its judgements, estimates and assumptions on historical experience and on other various factors, including expectations of future events, management believes to be reasonable under the circumstances. The resulting accounting judgements and estimates will seldom equal the related actual results. The judgements, estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities (refer to the respective notes) within the next financial year are discussed below. Research and development expenses Management does not consider the development programs to be sufficiently advanced to reliably determine the economic benefits and technical feasibility to justify capitalisation of development costs. These costs have been recognised as an expense when incurred. Research and development expenses relate primarily to the cost of conducting clinical and pre-clinical trials. Clinical development costs are a significant component of research and development expenses. Estimates have been used in determining the expense liability under certain clinical trial contracts where services have been performed but not yet invoiced. Generally, the costs, and therefore estimates, associated with clinical trial contracts are based on the number of patients, drug administration cycles, the type of treatment and the outcome being the length of time before actual amounts can be determined will vary depending on length of the patient cycles and the timing of the invoices by the clinical trial partners. Research and development refundable tax offsets The Group accounts for the federal government research and development grant tax incentive when a reliable estimate of the amounts receivable can be made. In the year ended June 30, 2017 reporting period detailed reporting systems were implemented to allow for the first time a reliable estimate to be made of the grant income that is expected to be received for the current period. In determining the estimate management reviews historical claims, Government overseas findings enabling the claim of overseas expenditure and the allocation of staff and overheads costs within approved projects. Judgement is also applied in determining the eligibility of the activities undertaken in Australia and overseas. Grant Income for the year ended June 30, 2018 includes an estimate of Research and Development grant receivable for June 30, 2018 of $3,999k. (refer Note 4b). Share-based payment transactions The Group measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. The fair value is determined by using either the Black-Scholes model taking into account the terms and conditions upon which the instruments were granted. The accounting estimates and assumptions relating to equity-settled share-based payments would have no impact on the carrying amounts of assets and liabilities within the next annual reporting period but may impact profit or loss and equity. Recovery of deferred tax assets Deferred tax assets are recognised for deductible temporary differences only if the Group considers it is probable that future taxable amounts will be available to utilise those temporary differences and losses. Given the Company’s and each individual entities’ history of recent losses, the Group has not recognised a deferred tax asset with regard to unused tax losses and other temporary differences, as it has not been determined whether the Company or its subsidiaries will generate sufficient taxable income against which the unused tax losses and other temporary differences can be utilised. Costs of capital raising Costs directly attributable to an equity transaction are held in the statement of financial position until the completion of the transaction. On completion, the costs will be applied against issued capital. Costs associated with abandoned or sub-optimal equity transactions are expensed to profit or loss in the year the transaction is determined to no longer be viable under existing conditions.

BENITEC BIOPHARMA LIMITED FINANCIAL STATEMENTS FOR THE YEAR ENDED JUNE 30, 2018 64 3. Operating segments The Group had only one business segment during the period, being the global commercialisation by licensing and partnering of and licences in biotechnology, with applications in biomedical research and human therapeutics. Business operations are conducted in Australia. However, there are controlled entities based in the USA and United Kingdom. The United Kingdom entity has no segment revenues, results or assets. JUNE 2018 JUNE 2017 $’000 $’000 SEGMENT REVENUES FROM EXTERNAL CUSTOMERS Australia 378 333 United States of America - - Total 378 333 SEGMENT RESULTS Australia (11,733) (5,835) United States of America 93 145 Total (11,640) (5,690) CARRYING AMOUNT OF SEGMENT ASSETS Australia 19,639 21,580 United States of America 1,700 1,086 Total 21,339 22,666 Accounting policies Segment revenues and expenses are directly attributable to the identified segments. Segment assets include all assets used by a segment and consist mainly of cash, receivables, inventories, intangibles and property, plant and equipment, net of any allowances, accumulated depreciation and amortisation. Segment liabilities include mainly accounts payable, employee entitlements, accrued expenses, provisions and borrowings. Deferred income tax provisions are not included in segment assets and liabilities.

BENITEC BIOPHARMA LIMITED FINANCIAL STATEMENTS FOR THE YEAR ENDED JUNE 30, 2018 65 4. Revenue and other income 2018 2017 $’000 $’000 (a) REVENUE Licensing revenue and royalties 378 333 Interest 242 253 Total 620 586 (b) OTHER INCOME Australian Government R&D grants 3,999 10,507 Foreign exchange unrealized gain 87 - Other 1 - Total 4,087 10,507 There is no discernible seasonality in the operations of the consolidated entity. 5. Expenses 2018 2017 Loss before income tax includes the following specific expenses: $’000 $’000 DEPRECIATION Leasehold improvements 25 53 Plant and equipment 169 164 Total depreciation 194 217 RESEARCH AND DEVELOPMENT Project expenses 6,219 6,456 Other IP related expenses 671 469 Total research and development 6,890 6,925 EMPLOYEE BENEFITS EXPENSE Defined contribution superannuation expense 241 240 Employee benefits expense excluding superannuation 4,853 4,775 Total 5,094 5,015 RENTAL EXPENSE RELATING TO OPERATING LEASES Minimum lease payments 384 376

BENITEC BIOPHARMA LIMITED FINANCIAL STATEMENTS FOR THE YEAR ENDED JUNE 30, 2018 66 6. Income tax benefit 2018 2017 $’000 $’000 INCOME TAX BENEFIT Current tax - - Aggregate tax benefit - - NUMERICAL RECONCILIATION OF INCOME TAX BENEFIT AND TAX AT THE STATUTORY RATE Loss before income tax benefit (11,640) (5,690) Tax at the statutory tax rate of 27.5% (27.5%) (3,201) (1,565) TAX EFFECT AMOUNTS WHICH ARE NOT DEDUCTIBLE/ (TAXABLE) IN CALCULATING TAXABLE INCOME R&D expenses 2,605 2,676 R&D incentive income (1,124) (2,889) Legal expenses 70 154 Share-based payments 119 106 Timing differences utilised not previously recognised (196) (506) Write off prepayment - Impact of foreign exchange rate differences - 2 Tax losses not brought to account (1,727) (2,022) 1,727 2,022 Income tax benefit - - The above potential tax benefit has not been recognised in the statement of financial position. These tax losses are recognised only if the consolidated entity considers it is probable that future taxable amounts will be available to utilise those temporary differences and losses. 2018 2017 $’000 $’000 TAX LOSSES FOR WHICH NO DEFERRED TAX ASSET HAS BEEN RECOGNISED - AUSTRALIA Tax losses not recognised 61,471 60,382 Capital losses not recognised 1,272 1,272 Other deferred tax assets not recognised 627 2,776 63,370 64,430 Potential tax benefit of tax assets not recognised at 27.5% (27.5%) 17,427 17,718 TAX LOSSES FOR WHICH NO DEFERRED TAX ASSET HAS BEEN RECOGNISED - US (TACERE) Tax losses not recognised 846 955 Potential tax benefit of tax assets not recognised at 34% - US 233 324 The above potential tax benefit, which excludes tax losses, for deductible temporary differences has not been recognised in the statement of financial position as the recovery of this benefit is uncertain.

BENITEC BIOPHARMA LIMITED FINANCIAL STATEMENTS FOR THE YEAR ENDED JUNE 30, 2018 67 7. Cash and cash equivalents 2018 2017 $’000 $’000 Cash at bank 9,575 4,349 Cash on deposit 6,510 13,026 16,085 17,375 8. Other financial assets 2018 2017 $’000 $’000 Market value of listed shares 30 - Security Deposit 100 100 130 100 9. Trade and other receivables 2018 2017 $’000 $’000 Settlement Receivable - 109 R&D Grant Receivable 4,121 4,233 Other 134 64 4,255 4,406 10. Current assets - other 2018 2017 $’000 $’000 Prepayments 425 281 425 281 11. Deposits non-current 2018 2017 $’000 $’000 Other 125 59 125 59

BENITEC BIOPHARMA LIMITED FINANCIAL STATEMENTS FOR THE YEAR ENDED JUNE 30, 2018 68

12. Property, plant and equipment

	2018 $'000	2017 $'000
LEASEHOLD IMPROVEMENTS		
At cost	79	79
Less: Accumulated depreciation	(44)	(19)
	35	**60**
PLANT AND EQUIPMENT		
At cost	975	889
Less: Accumulated depreciation	(691)	(504)
	284	**385**
	319	**445**

Reconciliations

Reconciliations of the written down values at the beginning and end of the current and previous financial year are set out below:

	LEASEHOLD IMPROVEMENT $'000	PLANT AND EQUIPMENT $'000	TOTAL $'000
BALANCE AT JUNE 30, 2016	44	462	506
Additions	74	97	171
Depreciation expense	(53)	(164)	(217)
FX loss	(5)	(10)	(15)
BALANCE AT JUNE 30, 2017	**60**	**385**	**445**
Additions	-	86	86
Disposals	-	(27)	(27)
Depreciation expense	(25)	(169)	(194)
FX loss	-	9	9
BALANCE AT JUNE 30, 2018	**35**	**284**	**319**

13. Trade and other payables

	2018 $'000	2017 $'000
Trade creditors	580	174
Sundry creditors and accrued expenses	1,796	745
Total	**2,376**	**919**

14. Provisions

	2018 $'000	2017 $'000
Employee Benefits	146	179
Provision for make good	25	27
Total	**171**	**206**

BENITEC BIOPHARMA LIMITED FINANCIAL STATEMENTS FOR THE YEAR ENDED JUNE 30, 2018 69 15. Issued capital 2018 2017 2018 2017 SHARES SHARES $’000 $’000 ISSUED CAPITAL Ordinary shares - fully paid 257,029,426 205,142,734 164,087 155,580 ISSUE DATE SHARES PRICE $'000 MOVEMENTS IN ORDINARY SHARE CAPITAL Balance June 30, 2017 205,142,734 155,580 Issue of shares Highbridge May 8, 2018 15,444,020 0.17 2,625 Issue of shares Nant Capital May 31, 2018 29,305,819 0.17 4,982 Issue of shares Entitlement offer June 4, 2018 7,136,853 0.17 1,213 Share issue transaction costs (313) Balance June 30, 2018 257,029,426 164,087 The weighted average number of shares on issue 210,454,829 during the twelve months to June 30, 2018 was Ordinary shares Ordinary shares entitle the holder to participate in dividends and the proceeds on the winding up of the Company in proportion to the number of and amounts paid on the shares held. The fully paid ordinary shares have no par value and the Company does not have a limited amount of authorised capital. On a show of hands every member present at a meeting in person or by proxy shall have one vote and upon a poll each share shall have one vote. Benitec shares are listed on the Australian Securities Exchange and trade under the code BLT. Benitec shares trade on Nasdaq as American Depository Receipts (ADR) under the code BNTC. Each ADR represents 20 ordinary shares. Share buy-back There is no current on-market share buy-back. Capital risk management The Group’s objectives when managing capital is to safeguard its ability to continue as a going concern, so that it can provide returns for shareholders and benefits for other stakeholders and to maintain an optimum capital structure to reduce the cost of capital. The capital structure of the Group consists of cash and cash equivalents and equity attributable to equity holders. Operating globally, the Group develops speciality pharmaceutical products. The overall strategy of the Group is to continue its drug development programs, which depends on selling assets and raising additional equity to fund the activities. The capital risk management policy remains unchanged from the prior year.

BENITEC BIOPHARMA LIMITED FINANCIAL STATEMENTS FOR THE YEAR ENDED JUNE 30, 2018 70 16. Reserves 2018 2017 $’000 $’000 Foreign currency reserve (1,348) (1,285) Share-based payments reserve 2,840 2,959 Total 1,492 1,674 Foreign currency reserve The reserve is used to recognise exchange differences arising from the translation of the financial statements of foreign operations to Australian dollars. Share-based payments reserve The reserve is used to recognise the value of equity benefits provided to employees and directors as part of their remuneration, and other parties as part of their compensation for services. Movements in reserves Movements in each class of reserve during the current and previous financial year are set out below: FOREIGN SHARE-BASED CURRENCY PAYMENTS TOTAL $’000 $’000 $’000 BALANCE AT JUNE 30, 2016 (1,319) 3,884 2,565 Foreign currency translation 34 - 34 Share-based payments - (925) (925) BALANCE AT JUNE 30, 2017 (1,285) 2,959 1,674 Foreign currency translation (63) - (63) Share-based payments (119) (119) BALANCE AT JUNE 30, 2018 (1,348) 2,840 1,492 17. Accumulated losses 2018 2017 $’000 $’000 Accumulated losses at the beginning of the financial year (135,748) (131,369) Loss after income tax benefit for the year (11,640) (5,690) Transfer from share-based payment reserve for expired options 553 1,311 Accumulated losses at the end of the financial year (146,835) (135,748) 18. Dividends There were no dividends paid, recommended or declared during the current or previous financial year.

BENITEC BIOPHARMA LIMITED FINANCIAL STATEMENTS FOR THE YEAR ENDED JUNE 30, 2018 71

19. Financial instruments

Financial risk management objectives

The Group's activities expose it to a variety of financial risks: market risk (including foreign currency risk and interest rate risk) and liquidity risk. The Group's principal financial instruments comprise receivables, payables, cash and short-term deposits. The Group manages its exposure to key financial risks, including interest rate and currency risk in accordance with the Company financial risk management policy. The objective of the policy is to protect the assets and provide a solid return.

	2018 $'000	2017 $'000
FINANCIAL ASSETS		
Cash and cash equivalents	16,085	17,375
Trade and other receivables	4,255	4,406
Total Financial Assets	**20,340**	**21,781**
FINANCIAL LIABILITIES		
Trade and other payables	2,376	919
Total Financial Liabilities	**2,376**	**919**

Market risk

Foreign currency risk

The Group undertakes certain transactions denominated in foreign currency and is exposed to foreign currency risk through foreign exchange rate fluctuations.

Foreign exchange risk arises from future commercial transactions and recognised financial assets and financial liabilities denominated in a currency that is not the entity's functional currency. The risk is measured using sensitivity analysis and cash flow forecasting.

At the June 30, 2018 the Company held USD cash or cash equivalents of AUD$7.536m and trade payables and accruals of AUD$1.630m. Net USD exposure in AUD of $5.907m. Each 1 cent movement in the AUD/USD exchange rate has a +/- effect of AUD $82k on profit and net assets of the Company. Exposure to foreign exchange rates vary during the year depending on the volume of overseas transactions. Nonetheless the analysis above is considered to be appropriate of the Group's exposure to currency risk.

Interest rate risk

The Group generates income from interest on surplus funds. At reporting date, the Group had the following assets exposed to Australian variable interest rate risk that are not designated in cash flow hedges.

As at the reporting date, the Group had the following variable rate cash and cash equivalents outstanding:

	WEIGHTED AVERAGE INTEREST RATE	BALANCE 2018 $'000	WEIGHTED AVERAGE INTEREST RATE	BALANCE 2017 $'000
Cash and cash equivalents	2%	16,085	1%	17,375
Net exposure to cash flow interest rate risk		**16,085**		**17,375**

BENITEC BIOPHARMA LIMITED FINANCIAL STATEMENTS FOR THE YEAR ENDED JUNE 30, 2018 72 Credit risk Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the Group. The maximum exposure to credit risk at the reporting date to recognised financial assets is the carrying amount, net of any provisions for impairment of those assets, as disclosed in the statement of financial position and notes to the financial statements. The Group does not hold any collateral. Liquidity risk Vigilant liquidity risk management requires the Group to maintain sufficient liquid assets (mainly cash and cash equivalents) to be able to pay debts as and when they become due and payable. The Group manages liquidity risk by maintaining adequate cash reserves and available borrowing facilities by continuously monitoring actual and forecast cash flows and matching the maturity profiles of financial assets and liabilities Remaining contractual maturities The following tables detail the Group’s remaining contractual maturity for its financial instrument liabilities. The tables have been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the financial liabilities are required to be paid. WEIGHTED REMAINING AVERAGE 1 YR BETWEEN BETWEEN OVER CONTRACTUAL INTEREST OR LESS 1-2 YRS 2-5 YRS 5 YRS MATURITIES RATE% $’000 $’000 $’000 $’000 $’000 2018 NON-DERIVATIVES Non-interest bearing Trade payables -% 580 - - - 580 Other payables -% 1,796 - - - 1,796 Total non-derivatives 2,376 - - - 2,376 2017 NON-DERIVATIVES Non-interest bearing Trade payables -% 174 - - - 174 Other payables -% 745 - - - 745 Total non-derivatives 919 - - - 919 The cash flows in the maturity analysis above are not expected to occur significantly earlier than contractually disclosed above. Fair value of financial instruments Unless otherwise stated, the carrying amounts of financial instruments reflect their fair value.

BENITEC BIOPHARMA LIMITED FINANCIAL STATEMENTS FOR THE YEAR ENDED JUNE 30, 2018 73

20. Remuneration of auditors

During the financial year the following fees were paid or payable for services provided by Grant Thornton Audit Pty Ltd, the auditor of the Company:

	2018 $	2017 $
AUDIT SERVICES - GRANT THORNTON AUDIT PTY LTD		
Audit or review of the financial statements	240,806	241,933
OTHER AUDIT SERVICES		
F1 consent	17,990	20,800
F3 consent	6,660	9,561
OTHER SERVICES - GRANT THORNTON AUDIT PTY LTD		
Tax compliance services	42,617	23,150
	308,073	**295,444**

21. Commitments

	2018 $'000	2017 $'000
LEASE COMMITMENTS - OPERATING		
Committed at the reporting date but not recognised as liabilities, payable:		
Within one year	219	169
One to five years	293	89
	512	**258**

Operating lease commitments includes contracted amounts for offices under non-cancellable operating leases expiring within 3 years with, in some cases, options to extend. The leases have various escalation clauses. On renewal, the terms of the leases are renegotiated.

Parent entity

Benitec Biopharma Limited is the parent entity.

Subsidiaries

Interests in subsidiaries are set out in note 25.

Key management personnel

Disclosures relating to key management personnel are set out in note 23 and the remuneration report in the directors' report.

22. Contingent liabilities

Under the terms of the sub-license agreement with NantWorks, the Company will be required to make a milestone payment to NantWorks of US$300k (AUD$405k) upon dosing of the last patient in the first Phase 2 clinical study using BB-401, the EGFR antisense product. The Company would be required to pay consideration to NantWorks, upon successful completion of subsequent regulatory and commercial milestones.

Under the terms of a commercial license agreement with Oxford Expression Technologies (OET), the Company will be required to make a milestone payment to OET of GBP30,000 (AUD$53,543) upon entry into the clinic with BB-301.

BENITEC BIOPHARMA LIMITED FINANCIAL STATEMENTS FOR THE YEAR ENDED JUNE 30, 2018 74

23. Related party transactions

Parent entity

Benitec Biopharma Limited is the parent entity.

Key management personnel

Disclosures relating to key management personnel are set out in June 30, 2018 Annual Report in the remuneration report.

Compensation

The aggregate compensation made to directors and other members of key management personnel of the Group is set out below:

	2018 $	2017 $
Short-term employee benefits	1,843,334	1,539,777
Post-employment benefits	89,780	76,623
Long-term benefits	-	32,537
Share-based payments	257,001	418,986
	2,190,115	**2,067,923**

	2018 $	2017 $
The following transactions occurred with related parties:		
PAYMENT FOR OTHER EXPENSES:		
Legal services paid / payable to Francis Abourizk Lightowlers, a law firm in which Mr Peter Francis is a partner and has a beneficial interest.	8,212	191,050
Consultancy fees for executive duties paid/payable to NewStar Ventures Ltd, a corporation in which Dr John Chiplin is a director and has a beneficial interest.	-	32,133
Annabel West, the wife of Greg West, our former Chief Executive Officer, was employed as a part-time clerical and administrative assistant	42,278	36,248

Receivable from and payable to related parties

There were no trade receivables from or trade payables to related parties at the current and previous reporting date.

Loans to/from related parties

There were no loans to or from related parties at the current and previous reporting date.

Terms and conditions

All transactions were made on normal commercial terms and conditions and at market rates.

BENITEC BIOPHARMA LIMITED FINANCIAL STATEMENTS FOR THE YEAR ENDED JUNE 30, 2018 75 24. Parent entity information Set out below is the supplementary information about the parent entity. 2018 2017 $’000 $’000 STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME Loss after income tax (13,566) (5,835) Total Financial Assets (13,566) (5,835) STATEMENT OF FINANCIAL POSITION Total current assets 19,461 21,421 Total assets 19,639 22,868 Total current liabilities 2,351 969 Total liabilities 2,399 1,004 EQUITY Issued capital 164,087 155,580 Share-based payments reserve 2,840 2,959 Accumulated losses (149,687) (136,675) Total equity 17,240 21,864 Guarantees entered into by the parent entity in relation to the debts of its subsidiaries The parent entity had no guarantees in relation to the debts of its subsidiaries as at June 30, 2018 and June 30, 2017. Contingent liabilities The parent entity had no contingent liabilities as at June 30, 2018 (2017: nil), other than the contingent liabilities described as belonging to the parent entity in note 22. Capital commitments - Property, plant and equipment The parent entity had no capital commitments for property, plant and equipment as at June 30, 2018 and June 30, 2017. Significant accounting policies The accounting policies of the parent entity are consistent with those of the Group, as disclosed in note 1, except for the following: • Investments in subsidiaries are accounted for at cost, less any impairment, in the parent entity. • Dividends received from subsidiaries are recognised as other income by the parent entity and its receipt may be an indicator of an impairment of the investment.

BENITEC BIOPHARMA LIMITED FINANCIAL STATEMENTS FOR THE YEAR ENDED JUNE 30, 2018 76 25. Interests in subsidiaries The consolidated financial statements incorporate the assets, liabilities and results of the following subsidiaries in accordance with the accounting policy described in note 1: PRINCIPAL PLACE OF BUSINESS / COUNTRY 2018 2017 OF INCORPORATION%% NAME Benitec Limited United Kingdom 100% 100% Benitec Australia Limited (subsidiary of Benitec Limited) Australia 100% 100% Benitec, Inc. USA 100% 100% Benitec LLC (subsidiary of Benitec Inc) USA 100% 100% RNAi Therapeutics, Inc. USA 100% 100% Tacere Therapeutics, Inc.* USA 100% 100% All companies in the Group adopt the same accounting policies. * Note Tacere year end is 31 December which was the year end date when the Company was acquired. 26. Events after the reporting period On July 9, 2018, it was announced that a license was entered into with Axovant Sciences (“Axovant”) granting the exclusive global rights for BB-301 (now named AXO-AAV-OPMD) intended for the treatment of oculopharyngeal muscular dystrophy (OPMD), as well as entering into a fully funded research collaboration for the development of five additional gene therapy products in neurological disorders. Under the terms of the agreement, Benitec will receive an upfront cash payment of US$10m (AUD $13.5m) and additional cash payments totalling US$17.5m (AUD $23.6m) upon completion of four specific near-term manufacturing, regulatory and clinical milestones. Axovant has been granted worldwide rights to AXO-AAV-OPMD and will assume all future development costs. The total potential value of all of the development, regulatory and commercial milestones achievable by Benitec, of which there are eight milestones including the four near-term milestones, is US$187.5m (AUD $253.3m). Benitec, working in partnership with Axorant over the next few years, hopes to achieves all eight milestones and thus realise the maximum amount of US$187.5m (AUD$253.3m). There can be no assurance as to the total amount of payments that the Company will actually receive or when they will be received. Importantly, upon commercialisation, Benetic will retain 30% of the net profits on worldwide sales of AXO-AAV-OPMD. No other matter or circumstance has arisen since June 30, 2018 that has significantly affected, or may significantly affect the Group’s operations, the results of those operations, of the Group’s state of affairs in the future financial years.

BENITEC BIOPHARMA LIMITED FINANCIAL STATEMENTS FOR THE YEAR ENDED JUNE 30, 2018 77 27. Reconciliation of loss after income tax to net cash used in operating activities 2018 2017 $’000 $’000 LOSS AFTER INCOME TAX BENEFIT FOR THE YEAR (11,640) (5,690) ADJUSTMENTS FOR: Loss on disposal of fixed assets 1 6 Depreciation and amortisation 194 217 Share-based payments 434 386 Net unrealised Foreign exchange (82) 242 CHANGE IN OPERATING ASSETS AND LIABILITIES: Increase in trade and other receivables 72 814 (Decrease) in other current assets (121) (182) Increase in trade and other payables 1,259 106 (Decrease) in R&D grant receivable 112 (4,233) (Decrease) in employee benefits (23) (3) Increase in provision - 25 Net cash used in operating activities (9,794) (8,304) 28. Earnings per share 2018 2017 $’000 $’000 Loss after income tax attributable to the owners (11,640) (5,690) of Benitec Biopharma Limited NUMBER NUMBER Weighted average number of ordinary shares used 210,454,829 175,433,909 in calculating basic earnings per share Weighted average number of ordinary shares used 210,454,829 175,433,909 in calculating diluted earnings per share CENTS CENTS Basic earnings per share (5.53) (3.24) Diluted earnings per share (5.53) (3.24) Outstanding options (see Note 29) to acquire ordinary shares are not considered dilutive for the years ended June 30, 2018 and June 30, 2017.

BENITEC BIOPHARMA LIMITED FINANCIAL STATEMENTS FOR THE YEAR ENDED JUNE 30, 2018 78

29. Share-based payments

Benitec Biopharma Limited Employees Share Option Plan (ESOP):

Description of plan

The Group may from time to time issue employee's options to acquire shares in the parent at a fixed price. Each option when exercised entitles the option holder to one share in the Parent Company. Options are exercisable on or before an expiry date, do not carry any voting or dividend rights and are not transferable except on death of the option holder.

The following table shows the number and weighted average exercise price (WAEP) of share options issued under the ESOP:

	2018 NUMBER	2018 WAEP	2017 NUMBER	2017 WAEP
Outstanding at the beginning of the year	9,724,000	0.832	12,220,000	1.234
Granted during the year	19,950,000	0.218	2,200,000	0.166
Exercised during the year	-	-	-	-
Lapsed or forfeited during the year	(5,196,668)	0.426	(4,696,000)	1.164
Outstanding at the end of the year	**24,477,332**	**0.416**	**9,724,000**	**0.832**
Options exercisable at the end of the year	**6,527,333**		**6,497,333**	

Details of ESOP share options outstanding as at end of year:

GRANT DATE	EXPIRY DATE	EXERCISE PRICE	2018 NUMBER UNDER OPTION	2017 NUMBER UNDER OPTION
November 17, 2012 **	November 17, 2017	$1.25	-	400,000
November 10, 2013 *	May 18, 2018	$0.62	-	400,000
August 22, 2013 **	August 22, 2018	$1.25	480,000	480,000
May 15, 2014 **	May 15, 2019	$1.50	90,000	180,000
December 17, 2014 **	December 17, 2019	$1.25	2,334,000	2,334,000
May 6, 2015 **	May 6, 2020	$1.25	650,000	650,000
November 12, 2015*	November 12, 2020	$0.77	2,240,000	3,080,000
August 9, 2016**	August 9, 2021	$0.1665	1,466,666	2,200,000
July 17, 2017	July 17, 2022	$0.1960	6,566,666	-
April 11, 2018	April 11, 2023	$0.2980	650,000	-
June 26, 2018	June 26, 2023	$0.2278	10,000,000	-
			24,477,332	**9,724,000**

The weighted average remaining life of the options issued under the ESOP at June 30, 2018 was 3 years and 10 months (2017: 2 years and 10 months).

BENITEC BIOPHARMA LIMITED FINANCIAL STATEMENTS FOR THE YEAR ENDED JUNE 30, 2018 79

For the options granted during the year, the valuation model inputs used to determine the fair value at the grant date are as follows:

GRANT DATE	EXPIRY DATE	SHARE PRICE AT GRANT DATE	EXERCISE PRICE	EXPECTED VOLATILITY*	DIVIDEND YIELD	RISK-FREE INTEREST RATE	FAIR VALUE AT GRANT DATE
11/07/2017	17/07/2022	$0.130	$0.196	100.01%	-%	2.370%	$0.0909
11/04/2018	11/04/2023	$0.200	$0.298	101.43%	-%	2.373%	$0.1407
26/06/2018	26/06/2023	$0.145	$0.228	100.31%	-%	2.303%	$0.1003

Total expenses arising from share-based payment transactions recognised during the period as part of employee benefit expense were $0.434m (2017: $0.386m).

** Expected volatility was determined with reference to the Benitec share price based on historical volatility.*

BENITEC BIOPHARMA LIMITED FINANCIAL STATEMENTS FOR THE YEAR ENDED JUNE 30, 2018 80 Directors’ Declaration For the year ended June 30, 2018

BENITEC BIOPHARMA LIMITED FINANCIAL STATEMENTS FOR THE YEAR ENDED JUNE 30, 2018 81 In the opinion of the directors of Benitec Biopharma Limited: • the attached financial statements and notes comply with the Corporations Act 2001, the Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements; • the attached financial statements and notes comply with International Financial Reporting Standards as issued by the International Accounting Standards Board as described in note 1 to the financial statements; • the attached financial statements and notes give a true and fair view of the Group’s financial position as at June 30, 2018 and of its performance for the financial year ended on that date; and • there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable. The directors have been given the declarations required by section 295A of the Corporations Act 2001. Signed in accordance with a resolution of directors made pursuant to section 295(5)(a) of the Corporations Act 2001. On behalf of the directors Jerel Banks Chairman August 29, 2018

BENITEC BIOPHARMA LIMITED FINANCIAL STATEMENTS FOR THE YEAR ENDED JUNE 30, 2018 82 Independent Auditor’s Report to the Members of Benitec Biopharma Limited For the year ended June 30, 2018

Level 17, 383 Kent Street Sydney NSW 2000 Correspondence to: Locked Bag Q800 QVB Post Office Sydney NSW 1230 T +61 2 8297 2400 F +61 2 9299 445 E info.nsw@au.gt.com W www.grantthornton.com.au Independent Auditor’s Report To the Members of Benitec Biopharma Limited Report on the audit of the financial report Opinion We have audited the financial report of Benitec Biopharma Limited (the Company) and its subsidiaries (the Group), which comprises the consolidated statement of financial position as at 30 June 2018, the consolidated statement of profit or loss and other comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows for the year then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies, and the Directors’ declaration. In our opinion, the accompanying financial report of the Group is in accordance with the Corporations Act 2001, including: a giving a true and fair view of the Group’s financial position as at 30 June 2018 and of its performance for the year ended on that date; and b complying with Australian Accounting Standards and the Corporations Regulations 2001. Basis for opinion We conducted our audit in accordance with Australian Auditing Standards. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Report section of our report. We are independent of the Group in accordance with the auditor independence requirements of the Corporations Act 2001 and the ethical requirements of the Accounting Professional and Ethical Standards Board’s APES 110 Code of Ethics for Professional Accountants (the Code) that are relevant to our audit of the financial report in Australia. We have also fulfilled our other ethical responsibilities in accordance with the Code. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion. Grant Thornton Audit Pty Ltd ACN 130 913 594 www.grantthornton.com.au a subsidiary or related entity of Grant Thornton Australia Ltd ABN 41 127 556 389 ‘Grant Thornton’ refers to the brand under which the Grant Thornton member firms provide assurance, tax and advisory services to their clients and/or refers to one or more member firms, as the context requires. Grant Thornton Australia Ltd is a member firm of Grant Thornton International Ltd (GTIL). GTIL and the member firms are not a worldwide partnership. GTIL and each member firm is a separate legal entity. Services are delivered by the member firms. GTIL does not provide services to clients. GTIL and its member firms are not agents of, and do not obligate one another and are not liable for one another’s acts or omissions. In the Australian context only, the use of the term ‘Grant Thornton’ may refer to Grant Thornton Australia Limited ABN 41 127 556 389 and its Australian subsidiaries and related entities. GTIL is not an Australian related entity to Grant Thornton Australia Limited. Liability limited by a scheme approved under Professional Standards Legislation.

84 Key audit matters Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the financial report of the current period. These matters were addressed in the context of our audit of the financial report as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. Key audit matter How our audit addressed the key audit matter Recognition of R&D Tax Incentive (Note 4b) Under the research and development (R&D) tax incentive scheme, the Group receives a 43.5% refundable tax offset (2017: 43.5%) of eligible expenditure if its turnover is less than $20 million per annum. A Registration of R&D Activities Application is filed with AusIndustry in the following financial year and, based on this filing, the Group receives the incentive in cash. Management performed a detailed review of the Group’s total R&D expenditure to estimate the refundable tax offset receivable under the R&D tax incentive legislation. This area is a key audit matter due to the size of the receivable and because there is a degree of judgement and interpretation of the R&D tax legislation required by management to assess the eligibility of the R&D expenditure under the scheme. Our procedures included, amongst others: obtaining, through discussions with management, an understanding of the process to estimate the claim; utilising an internal R&D tax specialist to: o review the expenditure methodology employed by management for consistency with the R&D tax offset rules; and o consider the nature of the expenses against the eligibility criteria of the R&D tax incentive scheme to form a view about whether the expenses included in the estimate were likely to meet the eligibility criteria; comparing the nature of the R&D expenditure included in the current year estimate to the prior year claim; considering the entity's history of successful claims; comparing the eligible expenditure used in the receivable calculation to the expenditure recorded in the general ledger; inspecting copies of relevant correspondence with AusIndustry and the ATO related to the claims; and assessing the adequacy of the relevant disclosures in the financial statements. Information other than the financial report and auditor’s report thereon The Directors are responsible for the other information. The other information comprises the information included in the Group’s annual report for the year ended 30 June 2018, but does not include the financial report and our auditor’s report thereon. Our opinion on the financial report does not cover the other information and we do not express any form of assurance conclusion thereon. In connection with our audit of the financial report, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial report or our knowledge obtained in the audit or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard. Responsibilities of the Directors’ for the financial report The Directors of the Company are responsible for the preparation of the financial report that gives a true and fair view in accordance with Australian Accounting Standards and the Corporations Act 2001 and for such internal control as the Directors

85 determine is necessary to enable the preparation of the financial report that gives a true and fair view and is free from material misstatement, whether due to fraud or error. In preparing the financial report, the Directors are responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the Directors either intend to liquidate the Group or to cease operations, or have no realistic alternative but to do so. Auditor’s responsibilities for the audit of the financial report Our objectives are to obtain reasonable assurance about whether the financial report as a whole is free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with the Australian Auditing Standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of this financial report. A further description of our responsibilities for the audit of the financial report is located at the Auditing and Assurance Standards Board website at: http://www.auasb.gov.au/auditors_responsibilities/ar1.pdf. This description forms part of our auditor’s report. Report on the remuneration report Opinion on the remuneration report We have audited the Remuneration Report included in pages 34 to 42 of the Directors’ report for the year ended 30 June 2018. In our opinion, the Remuneration Report of Benitec Biopharma Limited, for the year ended 30 June 2018 complies with section 300A of the Corporations Act 2001. Responsibilities The Directors of the Company are responsible for the preparation and presentation of the Remuneration Report in accordance with section 300A of the Corporations Act 2001. Our responsibility is to express an opinion on the Remuneration Report, based on our audit conducted in accordance with Australian Auditing Standards. Grant Thornton Audit Pty Ltd Chartered Accountants L M Worsley Partner – Audit & Assurance Sydney, 29 August 2018

BENITEC BIOPHARMA LIMITED FINANCIAL STATEMENTS FOR THE YEAR ENDED JUNE 30, 2018 86 Shareholder Information

BENITEC BIOPHARMA LIMITED FINANCIAL STATEMENTS FOR THE YEAR ENDED JUNE 30, 2018 87

The shareholder information set out below was applicable as at July 30, 2018.

Distribution of equitable securities

Analysis of number of equitable security holders by size of holding:

	NUMBER OF HOLDERS OF ORDINARY SHARES
1 to 1,000	776
1,001 to 5,000	1,885
5,001 to 10,000	838
10,001 to 100,000	1,302
100,001 and over	172
Total Shareholders	**4,973**
Holding less than a marketable parcel	**1,532**

Equity security holders

Twenty largest quoted equity security holders

The names of the twenty largest security holders of quoted equity securities are listed below:

	ORDINARY SHARES HELD	% OF TOTAL SHARES ISSUED
NANT CAPITAL LLC	58,611,638	22.80
HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED	43,106,319	16.77
MERRILL LYNCH (AUSTRALIA) NOMINEES PTY LIMITED	30,351,784	11.81
J P MORGAN NOMINEES AUSTRALIA LIMITED	13,069,331	5.08
DALIT PTY LTD	5,339,848	2.08
CITICORP NOMINEES PTY LIMITED	4,473,032	1.74
CS FOURTH NOMINEES PTY LIMITED <HSBC CUST NOM AU LTD 11 A/C>	2,641,372	1.03
CSIRO	1,924,658	0.75
J KEVIN BUCHI	1,448,210	0.56
MRS ALANKARAGE SRIYANI KARUNASENA	1,305,000	0.51
BNP PARIBAS NOMINEES PTY LTD <IB AU NOMS RETAILCLIENT DRP>	1,084,183	0.42
TELOSAMA SUPER PTY LTD <TELOSAMA SUPERFUND A/C>	1,000,000	0.39
MR PAUL LEONARD GRIMSHAW + MR DAYNE PAUL GRIMSHAW <PAUL GRIMSHAW FAMILY SUPER FUN>	922,585	0.36
TIGCORP NOMINEES PTY LTD	872,892	0.34
MR TONG WU	800,000	0.31
SAO HOLDINGS PTY LTD <SAO SUPER FUND A/C>	798,182	0.31
MR ANDREW SCOTT WILDIE	708,726	0.28
NAVIGATOR AUSTRALIA LTD <MLC INVESTMENT SETT A/C>	702,825	0.27
DR WARNAKULASOORIYA KARUNASENA + MRS ALANKARAGE KARUNASENA <DR W & MRS A KARUNASENA A/C>	655,000	0.25
MR GORDON LONGLAND + MS THERESE RUFI <WAHROONGA SUPER FUND A/C>	642,719	0.25
	170,458,304	**66.32**

BENITEC BIOPHARMA LIMITED FINANCIAL STATEMENTS FOR THE YEAR ENDED JUNE 30, 2018 88 Unquoted equity securities GRANT DATE EXPIRY DATE EXERCISE PRICE NUMBER UNDER OPTION February 28, 2014 *** February 28, 2019 $1.260 13,246,203 May 15, 2014 ** May 15, 2019 $1.500 90,000 December 17, 2014 ** December 17, 2019 $1.250 2,334,000 May 6, 2015 ** May 6, 2020 $1.250 650,000 August 20, 2015 **** August 21, 2020 $USD 0.275 11,498,000 November 12, 2015* November 12, 2020 $0.77 2,240,000 August 9, 2016** August 9, 2021 $0.1665 1,466,666 July 17, 2017** July 16, 2022 $0.196 5,716,666 April 11, 2018** April 11, 2013 $0.2980 650,000 June 26, 2018** June 26, 2023 $0.23 10,000,000 47,891,535 Substantial holders Substantial holders in the Company are set out below: ORDINARY SHARES HELD% OF TOTAL SHARES ISSUED Nant Capital LLC 58,611,638 22.80 Voting rights The voting rights attached to ordinary shares are set out below: Ordinary shares On a show of hands every member present at a meeting in person or by proxy shall have one vote and upon a poll each share shall have one vote. There are no other classes of equity securities.

BENITEC BIOPHARMA LIMITED FINANCIAL STATEMENTS FOR THE YEAR ENDED JUNE 30, 2018 89 Corporate Directory Directors Dr Jerel A Banks Executive Chairman Ms Megan Boston Executive Director, Head of Operations Australia Mr Kevin Buchi Non-Executive Director Mr Peter Francis Non-Executive Director CEO Dr Jerel Banks Company Secretary Mr Oliver Kidd Notice of annual general meeting The details of the annual general meeting of Benitec Biopharma Limited are: Level 17 383 Kent Street Sydney, NSW 2000 Thursday November 8, 2018 at 10:00 am (AEDT) Share register Computershare Investor Services Pty Limited Yarra Falls 452 Johnston Street Abbotsford, VIC 3067 Auditor Grant Thornton Audit Pty Ltd Level 17 383 Kent Street Sydney, NSW 2000 Stock exchange listing Benitec Biopharma Limited shares are listed on the Australian Securities Exchange in Australia (ASX: BLT) Benitec Biopharma Limited shares are listed on the NASDAQ Global Select Market in United States (NASDAQ: BNTC; NASDAQ: BNTCW) Website www.benitec.com Registered office Suite 1201 99 Mount Street North Sydney, NSW 2060 Head office telephone: +61 2 9555 6986

Benitec Biopharma Limited Suite 1201, 99 Mount Street North Sydney NSW 2060 Australia Tel: +61 (02) 9555 6986 Fax: +61 (02) 9818 2238 Email: info@benitec.com ABN: 64 068 943 662 www.benitec.com